Filed Pursuant to Rule 424(b)(5)
Registration No. 333-211545

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 19, 2017)

Seaspan Corporation

$80,000,000

7.125% Notes due 2027

We are offering $80,000,000 aggregate principal amount of our 7.125% Notes due October 30, 2027 (the “Notes” or our “Notes”).

We have granted the underwriters the option to purchase, exercisable during the 30-day period beginning on the date of this prospectus supplement, up to an additional $12,000,000 aggregate principal amount of the Notes.

The Notes will bear interest from the date of original issue until maturity at a rate of 7.125% per year. Interest will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on January 30, 2018. The Notes will be issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

We may redeem some or all of the Notes at any time on or after October 10, 2020 at a redemption price equal to 100% of their principal amount. The Notes may also be redeemed in whole, but not in part, at any time at our option, at a price equal to 100% of their principal amount in the event of certain developments affecting taxation. If we experience specific kinds of changes in control, we must offer to purchase the Notes at a price equal to 101% of their principal amount. In all such cases, holders will also be entitled to receive accrued and unpaid interest to but not including the applicable purchase or redemption date. See “Description of Notes.”

The Notes will be our unsubordinated unsecured obligations and will rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The Notes will effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt, as well as to existing and future debt of our subsidiaries.

We intend to apply to have the Notes listed on the New York Stock Exchange. Currently, there is no public market for the Notes.

Investing in the Notes involves a high degree of risk. The Notes have not been rated. See “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 4 of the accompanying base prospectus for a discussion of certain risks that you should consider in connection with an investment in the Notes.

Neither the United States Securities and Exchange Commission (“SEC”) nor any state or foreign securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$25.0000	$80,000,000
Underwriting Discount and Commissions(1)	$0.7875	$2,520,000
Proceeds to Us (Before Expenses)	$24.2125	$77,480,000

(1)	We have granted the underwriters the option to purchase, exercisable during the 30-day period beginning on the date of this prospectus supplement, up to an additional $12,000,000 aggregate principal amount of the Notes. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $2,898,000 and total proceeds to us before other expenses will be $89,102,000.

Delivery of our Notes is expected to be made in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, against payment in New York, New York, on or about October 10, 2017.

Joint Book-Running Managers

RBC Capital Markets	Stifel

Joint Lead Managers

FBR	Janney Montgomery Scott	Incapital

a B. Riley Financial Company

Co-Managers

BB&T Capital Markets	Ladenburg Thalmann	William Blair	C.L. King & Associates	Maxim Group LLC

The date of this prospectus supplement is October 2, 2017.

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About This Prospectus Supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If information in this prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in the prospectus or in a document incorporated or deemed to be incorporated by reference into the prospectus will be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into the prospectus modifies or supersedes that statement. Any statement so modified or superseded will be deemed not to constitute a part of the prospectus except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in the prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the Notes in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in the prospectus or the information that is incorporated by reference herein is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise specified or unless the context requires otherwise, all references in this prospectus supplement to the “Company,” “Seaspan,” “we,” “us,” “our” or similar references mean Seaspan Corporation and its subsidiaries. References to “underwriters” refer to the firms listed on the cover page of this prospectus supplement. Unless indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollars” are to the lawful currency of the United States and financial information presented in this prospectus supplement is prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

References in this prospectus supplement to shipbuilders are as follows:

SHIPBUILDER	REFERENCE
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL INC.	HHIC

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References in this prospectus supplement to customers are as follows:

CUSTOMER	REFERENCE
ANL Singapore Pte. Ltd.(1)	ANL
CMA CGM S.A.	CMA CGM
Cheng Lie Navigation Co., Ltd.(1)	CNC
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
COSCO Shipping Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
New Golden Sea Pte. Ltd.(5)	COSCO New Golden Sea
Hapag-Lloyd AG	Hapag-Lloyd
Kawasaki Kisen Kaisha Ltd.(6)	K-Line
Maersk Line A/S(7)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(6)	MOL
Seago Line A/S(7)	Seago
Simatech Marine S.A.	Simatech Marine
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

(1)	A subsidiary of CMA CGM.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCON.
(6)	On October 31, 2016, MOL, K-Line and Nippon Yusen Kabushiki Kaisha announced they will integrate their container shipping businesses under a new joint venture company. This is expected to be effective in April 2018.
(7)	A subsidiary of A.P. Møeller—Mærsk A/S.

We use the term “twenty foot equivalent unit,” or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels.” We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

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Alternative Settlement Cycle

It is expected that delivery of the Notes will be made against payment therefor on or about October 10, 2017, which is the fifth business day following the date of the pricing of the Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the delivery of the Notes hereunder should consult their own advisors.

Forward-Looking Statements

The prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” (as such term is defined in Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Forward-looking statements in the prospectus or the documents incorporated by reference herein are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements appear in a number of places in the prospectus and the documents incorporated by reference herein. These statements include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	trends in the international containership industry;

•	our business strategy and other plans and objectives for future operations;

•	our primary sources of funds for our short, medium and long-term liquidity needs;

•	our expectations as to impairments of our vessels, including the timing and amount of any potential impairments;

•	the future valuation of our vessels and goodwill;

•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;

•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;

•	estimated future capital expenditures needed to preserve our capital base and to comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expenses and general and administrative expenses; and

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels.

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Although the forward-looking statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	availability of crew, number of off-hire days and off-charter days and dry-docking requirements;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to continue to obtain waivers or secure acceptable replacement charters under two of our credit facilities, our ability to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, and enter into short-term charters for those vessels that are not on long-term charters;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity and debt markets and the prices of our securities;

•	the potential future recognition of impairment charges relating to vessels;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our Notes and our preferred shares;

•	any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders, and interest to our debtors;

•	our exemption from tax on our U.S. source international transportation income;

•	potential liability from future litigation;

•	our ability to hire a comparable successor to Gerry Wang as our new chief executive officer due to his retirement and any disruption to our business as a result of the transition; and

•	other factors discussed in the section titled “Risk Factors” in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities.

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Summary

This summary highlights important information contained elsewhere in this prospectus supplement, the accompanying base prospectus or the documents incorporated by reference. You should carefully read this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference to understand fully our business and the terms of our Notes, as well as tax and other considerations that are important to you in making your investment decision. You should consider carefully the “Risk Factors” section beginning on page S-11 of this prospectus supplement and on page 4 of the accompanying base prospectus to determine whether an investment in our Notes is appropriate for you. See “Glossary of Shipping Terms” for the definitions for certain terms used in this prospectus supplement.

Our Company

We are the world’s largest independent charter owner and manager of containerships, with a comprehensive, integrated operating lease platform that includes experienced in-house ship design, technical management and operations teams operating globally. We charter our vessels primarily pursuant to long-term, fixed-rate charters, which provide us with highly visible and stable cash flows through business cycles and high vessel utilization rates. Our customer base is comprised of the world’s leading container liner companies, including nine of the top 15 containership liners. Our objective is to develop and maintain a diverse and stable operating lease portfolio. As of September 30, 2017, the charters on the 88 vessels in our operating fleet, excluding the two 4250 TEU vessels which are being sold as described below, have an average remaining term of approximately five years, on a TEU-weighted basis, excluding the effect of charterers’ options to extend certain time charters.

In addition to our operating fleet, we have four newbuilding containerships on order, which have scheduled delivery dates through 2018. All of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. In August 2017, we entered into vessel sale agreements for four 4250 TEU vessels. Two of the vessel sales closed in August and September 2017 and the remaining two vessel sales are expected to close during the fourth quarter of 2017. Please read “Business—Recent Developments.” As of September 30, 2017, the average age of the 88 vessels in our operating fleet, excluding the two 4250 TEU vessels which are being sold, was approximately six years, on a TEU-weighted basis.

Market Opportunity

We believe we are well positioned to take advantage of current market opportunities and further enhance our industry leading position as competitive dynamics are constraining the growth potential of many of our competitors. We believe that there is an opportunity for charter owners with access to capital to acquire vessels at attractive prices and employ them in a manner that will generate attractive returns on capital and are expected to be accretive to cash flow. We believe demand for large fuel-efficient ships will remain strong as container liner companies seek to reduce costs and achieve operating efficiencies, creating opportunities for charter owners with the necessary operational and financial capabilities.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the opportunities in the containership industry, including the following:

•

High-Quality Customer Portfolio Comprised of Leading Container Liner Companies. We have developed strong customer relationships focused on a select group of leading container liner companies globally. Our vessels represent flagship assets for some of our customers, and our customers rely on us to fulfill a key component of their operating capacity. We employ a disciplined approach to customer selection and manage counterparty risk by primarily targeting customers with government ownership or broad institutional investor ownership.

•	Highly Visible Cash Flow with Focus on Long-Term Charters. Long-term charters with high-quality customers represent the core foundation of our chartering strategy. We charter our vessels primarily pursuant to long-term, fixed-rate time charters. As a result, we have high cash flow visibility with the majority of our current revenue protected from the volatility of spot rates and short-term charters. In addition, we are not exposed to changes in fuel cost, as all of our customers are responsible for the vessel’s fuel expense while the vessels are on charter. To further promote cash flow stability, we have primarily placed newbuilding orders and purchased secondhand vessels only when we have concurrently entered into long-term time charters with our customers. As at September 30, 2017, we had an aggregate of approximately $4.7 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from sales-type capital leases and direct financing leases.

•	Large, Modern Fleet Portfolio Aligned to Key Trade Routes. Our operating fleet, ranging in size from 2500 TEU to 14000 TEU vessels, provides a comprehensive product offering to our customers and is subject to our high standards for design, construction quality and maintenance. We have 88 vessels in operation (excluding the two 4250 TEU vessels which are being sold) and four newbuilding containerships on order, aggregating 696,900 TEU of capacity. Our operating fleet of 88 containerships has an average age of approximately six years, on a TEU-weighted basis, which is below the industry average of approximately eight years. We have four newbuilding vessels that we have contracted to purchase, with scheduled delivery dates through 2018, all of which are subject to charters. All of our newbuilding containerships under construction are 10000 TEU and 11000 TEU containerships, which we view as the workhorses of the global fleet in the coming decades and highly attractive for major trade lanes. We expect to fund our remaining capital expenditures for these newbuilding vessels with our cash, availability under committed lease arrangements and with new debt or equity financing.

•	Integrated Operating Platform. We provide our customers with a full-scale, full-service operating lease solution. Our in-house design teams have extensive experience in overseeing new vessel construction, vessel conversions and marine engineering and maintenance. We are responsible for the day-to-day operation of the vessels, providing crew for vessels operating under time charters and overseeing the various aspects of fleet management with a shore-based management team. Our skilled and experienced employee base includes 3,900 seafarers, 300 corporate staff and 30 site teams.

•	Track Record of Operational Excellence and Efficiency. We are focused on operational excellence and cost control. We attribute the strength of our customer relationships in part to our consistent operational quality and customer oriented service. Our technical management track record has resulted in high vessel utilization, with vessel available days of approximately 98% since our initial public offering in 2005. We have been successful in identifying efficiencies and reducing operating costs through targeted initiatives. For example, we have reduced our average ship operating expense per ownership day by 22% for the quarter ended June 30, 2017 compared to the quarter ended June 30, 2015.

•	Barriers to Entry. We believe that our operating expertise and experience, diversified fleet offering and access to capital provide us with a competitive advantage. Our experience and track-record of efficiently designing, operating and managing containerships provides us with access to growth opportunities with the world’s leading liners. The range of containership vessels within our fleet allows us to meet our customers’ needs across a variety of trade lanes and routes. As the world’s largest charter owner and with access to diverse sources of capital, we have been able to structure and finance large, multi-vessel containership orders. This has enabled us to achieve cost savings through volume purchases and leverage in negotiating newbuilding contracts and accessing shipyard berths. Increasingly, leading containership liner companies seek partners and service providers with financial strength and proven access to capital.

•	Seasoned Management Team and Board of Directors. The members of our management team and certain members of our board of directors have professional experience in the shipping and ship finance industry, including experience managing shipping companies through several economic cycles. Our board and management team have experience working with companies such as Berkshire Hathaway, the Washington Group of Companies, Citibank, Neptune Orient Lines, APL Limited, Safmarine Container Lines, Columbia Ship Management and Höegh LNG Partners LP, and provide expertise across commercial, technical, financial and other functional management areas of our business.

Our Business Strategies

We seek to continue to expand our business and increase our cash flow by employing the following business strategies:

•	Pursuing Long-Term, Fixed-Rate Charters. We intend to continue to primarily employ our vessels under long-term, fixed-rate charters, which contribute to the stability of our cash flows. In addition, container liner companies typically employ long-term charters for strategic expansion into major trade routes, while using spot charters for shorter term discretionary needs. To the extent container liner companies expand their services into major trade routes, we believe we are well positioned to participate in their growth.

•	Expanding and Diversifying Our Customer Relationships. We have diversified our customer base over the past decade. We intend to continue to expand our existing customer relationships and add new customers in growing our business and sources of revenue. We believe we are well positioned to secure new chartering business from existing and potential new customers due to our experience in ship design and construction supervision and our reputation for high quality operations.

•	Actively Acquiring Newbuilding and Secondhand Vessels. We have increased, and intend to further increase, the size of our fleet through selective acquisitions of new and secondhand containerships, with either existing long-term charters or where we can enter into long-term charters concurrently with the acquisitions, that we believe will generate attractive returns on capital and be accretive to our cash flow. We also intend to consider appropriate partnering opportunities to capitalize on opportunities in the newbuilding and secondhand markets with more modest investments. We may also consider business acquisitions, as appropriate. Please read “Business—Recent Developments.” We believe that our longstanding relationships with key constituents in the containership industry, including container liner companies, shipbuilders and shipping banks, will enable us to continue sourcing newbuilding and secondhand vessel acquisition opportunities at terms attractive to us.

•	Maintaining Strong Balance Sheet and Diversified Sources of Capital. We operate a capital-intensive business. We aim to pursue a financial strategy that preserves our balance sheet strength and maintains access to diverse sources of capital in order to take advantage of acquisition and expansion opportunities in the future while also meeting our existing obligations. We intend to continue to access existing capital and to seek new sources of capital to maintain and grow our fleet over the long-term. We believe that our ability to access new sources of capital from a broad range of capital providers has provided a competitive advantage for us.

An investment in our Notes involves risks. Our growth depends on our ability to make accretive vessel acquisitions, expand existing and develop new relationships with charterers and obtain new charters. Substantial competition may hinder achievement of our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive vessel acquisitions may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition, operating results and ability to pay the amounts owed under the Notes. Before investing in our Notes, you should consider carefully the factors set forth in the section entitled “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 4 of the accompanying base prospectus.

Greater China Intermodal Investments LLC

In March 2011, we co-founded Greater China Intermodal Investments LLC, or GCI, which is our investment partnership established with an affiliate of global asset manager The Carlyle Group, or Carlyle, and others. GCI invests equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. Our belief in co-founding GCI was that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital would enhance our ability to take advantage of growth opportunities in the containership market.

GCI intends to invest up to $900 million equity capital in containership assets, of which we committed up to $100 million. We currently have an ownership interest in GCI of approximately 10.8% and, as of June 30, 2017, our equity investment in GCI totaled approximately $57.4 million. GCI’s fleet of 18 containerships is comprised of 10000 TEU and 14000 TEU vessels, including 16 on-the-water vessels and two newbuilding vessels with delivery dates scheduled through 2018. Twelve of the on-the-water vessels and the two newbuilding vessels are subject to long-term charter contracts and of the four remaining on-the-water vessels that are on short-term charters, one will commence a long-term charter upon expiry of the current charter. We have overseen the construction of all of GCI’s vessels and manage their entire operating fleet. For additional information about GCI, please read “Certain Relationships and Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Recent Developments

For certain recent developments affecting the Company, please see “Business—Recent Developments” in this prospectus supplement, which is incorporated by reference herein.

Corporate Information

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of the prospectus, and you should rely only on the information contained in the prospectus and the documents we incorporate by reference herein when making a decision as to whether to invest in our Notes. Our agent for service of process is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The Offering

The following summary contains basic information about the Notes and the indenture that will govern the Notes, and is not intended to be complete. For a more complete understanding, please refer to the section entitled “Description of Notes” in this prospectus supplement which contains more detailed descriptions of the terms and conditions of the Notes and the indenture.

Issuer	Seaspan Corporation

Securities Offered	$80.0 million aggregate principal amount (plus up to an additional $12.0 million aggregate principal amount) of our 7.125% Notes due 2027 issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

Maturity Date	October 30, 2027

Interest Payment Dates	January 30, April 30, July 30 and October 30 of each year, commencing January 30, 2018.

Interest Rate	Our Notes will bear interest from the date of original issue until maturity at a rate of 7.125% per year, payable quarterly in arrears.

Ranking	Our Notes will be our unsubordinated unsecured obligations. Our Notes will rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. Our Notes will effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt, as well as to existing and future debt of our subsidiaries.

No Security or Guarantees	None of our obligations under our Notes will be secured by collateral or guaranteed by any of our other affiliates or any other persons.

Covenants	The indenture governing our Notes contains certain covenants that require us to, among other things, limit the amount of debt we incur, limit the amount of restricted payments we make, maintain a certain minimum net worth, and provide certain reports. These covenants are subject to important exceptions and qualifications. For additional information, please read “Description of Notes.”

“Reopening” of Notes	We may “reopen” our Notes at any time without the consent of the holders of our Notes and issue additional notes with the same terms as our Notes (except the issue price, issue date and initial interest payment date), which will thereafter constitute a single fungible series with our Notes.

Use of Proceeds	We intend to use the net proceeds of this offering to repay a portion of a secured credit facility and any remaining proceeds will be used for general corporate purposes, which may include funding vessel acquisitions and repaying other outstanding secured indebtedness. See “Use of Proceeds.”

Ratings	The securities will not be rated by any nationally recognized statistical rating organization.

Listing	We intend to file an application to list our Notes on The New York Stock Exchange, or NYSE. If the application is approved, trading of our Notes on NYSE is expected to begin within 30 days after the original issue date of our Notes. The underwriters have advised us that they intend to make a market in our Notes prior to commencement of any trading on NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for our Notes will develop prior to commencement of trading on NYSE or, if developed, will be maintained.

Form	Our Notes will be represented by one or more permanent global notes, which will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of a nominee designated by DTC. Holders of Notes may elect to hold interests in a global note only in the manner described in this prospectus supplement. Any such interest may not be exchanged for certificated securities except in limited circumstances described in this prospectus supplement. For additional information, please read “Description of Notes—Book-entry System; Delivery and Form” in this prospectus supplement.

Additional Amounts	Any payments made by us with respect to the Notes will be made without withholding or deduction for or on account of taxes unless required by law. If we are required by law to withhold or deduct amounts for or on account of tax imposed by a relevant taxing authority with respect to a payment to the holders of Notes, we will, subject to certain exceptions, pay the additional amounts necessary so that the net amount received by the holders of the Notes after the withholding or deduction is not less than the amount that they would have received in the absence of the withholding or deduction. See “Description of Notes—Additional Amounts.”

Optional Redemption	The Notes will be redeemable at our option, in whole or in part, at any time on or after October 10, 2020, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the redemption date. “See “Description of Notes—Optional Redemption.”

Tax Redemption	If we become obligated to pay additional amounts under the Notes as a result of changes affecting certain withholding taxes, we may redeem at our option all, but not less than all, of the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, to, but not including, the date of redemption and all additional amounts, if any. See “Description of Notes—Optional Redemption for Changes in Withholding Taxes.”

Change of Control Offer	Unless the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, upon the occurrence of specific kinds of changes of control, you will have the right, as holders of the Notes, to cause us to repurchase some or all of your Notes at 101% of their face amount, plus accrued and unpaid interest, if any, to, but not including, the repurchase date. See “Description of Notes—Change of Control Permits Holders to Require Us to Purchase Notes.”

Settlement	Delivery of our Notes offered hereby will be made against payment therefor on or about October 10, 2017. Please read “Alternative Settlement Cycle” in this prospectus supplement.

Risk Factors	An investment in our Notes involves risks. You should consider carefully the factors set forth in the section of the prospectus entitled “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 4 of the accompanying base prospectus to determine whether an investment in our Notes is appropriate for you.

Summary Historical Consolidated Financial and Operating Data

The following table presents, in each case for the periods and as at the dates indicated, our summary historical consolidated financial and operating data.

The summary historical consolidated financial data has been prepared on the following basis:

•	The historical consolidated financial data as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 6, 2017, and incorporated by reference into this prospectus supplement.

•	The historical consolidated financial data as at December 31, 2014 is derived from our audited consolidated financial statements and the notes thereto, which is contained in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 10, 2015.

•	The historical consolidated financial data as at June 30, 2017 and for the six months ended June 30, 2017 and 2016 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Report on Form 6-K, filed with the SEC on August 1, 2017, and incorporated by reference into this prospectus supplement.

•	The historical consolidated financial data as at June 30, 2016 is derived from our unaudited interim consolidated financial statements and the notes thereto, which is contained in our Report on Form 6-K, filed with the SEC on July 27, 2016.

The following table should be read together with, and is qualified in its entirety by reference to our financial statements and the notes thereto incorporated by reference into this prospectus supplement. Our historical consolidated financial data may not be indicative of the results of operations or financial position to be expected in the future.

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014
Statements of operations data (in thousands of USD):
Revenue	$405,930	$439,837	$877,905	$819,024	$717,170
Operating expenses:
Ship operating	90,430	96,840	192,327	193,836	166,097
Cost of services, supervision fees	—	5,200	7,390	1,950	—
Depreciation and amortization	99,744	113,352	216,098	204,862	181,527
General and administrative	14,975	16,857	32,118	27,338	30,462
Operating leases	54,658	35,513	85,910	40,270	9,544
Loss on disposals	—	—	31,876	—	—
Expenses related to customer bankruptcy	1,013	—	19,732	—	—
Vessel impairments	—	—	285,195	—	—

Operating earnings	145,110	172,075	7,259	350,768	329,540

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014
Other expenses (income):
Interest expense and amortization of deferred financing fees	56,729	60,238	119,882	108,693	98,501
Interest income	(2,365)	(5,845)	(8,455)	(11,026)	(10,653)
Undrawn credit facility fee	1,265	1,153	2,673	3,100	3,109
Refinancing expenses	—	772	1,962	5,770	70
Change in fair value of financial instruments(1)	17,027	75,765	29,118	54,576	105,694
Equity income on investment	(2,529)	(3,968)	(188)	(5,107)	(256)
Other expense (income)	6,676	407	1,306	(4,629)	1,828

Net earnings (loss)	$68,307	$43,553	$(139,039)	$199,391	$131,247

Common shares outstanding (end of period):	117,932,468	105,353,923	105,722,646	98,622,160	96,662,928
Per share data (in USD):
Basic earnings (loss) per Class A common share	$0.33	$0.17	$(1.89)	$1.46	$0.80
Diluted earnings (loss) per Class A common share	$0.33	$0.17	$(1.89)	$1.46	$0.79
Dividends paid per Class A common share	$0.50	$0.75	$1.5000	$1.4700	$1.3475

Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$139,217	$165,586	$311,087	$335,872	$342,959
Financing activities	$(119,366)	$142,469	$106,907	$394,527	$73,621
Investing activities	$(82,160)	$(176,918)	$(265,613)	$(716,634)	$(691,205)

	As of June 30,		As of December 31,
	2017	2016	2016	2015	2014
Selected balance sheet data (in thousands of USD):
Cash and cash equivalents	$305,592	$346,657	$367,901	$215,520	$201,755
Current assets	402,108	521,092	510,109	540,163	516,926
Vessels(2)	4,777,414	5,274,296	4,883,849	5,278,348	5,095,723
Deferred charges(3)	65,345	70,708	68,099	57,299	26,606
Gross investment in lease	—	—	—	—	37,783
Goodwill	75,321	75,321	75,321	75,321	75,321
Other assets	137,614	120,581	120,451	89,056	67,308
Fair value of financial instruments, asset	—	18,096	—	33,632	37,677
Total assets(3)	5,457,802	6,080,094	5,657,829	6,073,819	5,857,344
Current liabilities(3)	478,664	394,359	484,844	423,801	415,795
Long-term deferred revenue	1,040	2,275	1,528	2,730	7,343
Long-term debt(3)	2,309,344	3,026,489	2,569,697	3,072,058	3,052,941
Long-term obligations under capital lease(3)	445,107	377,298	459,395	314,078	196,136
Fair value of financial instruments, long-term liability	200,560	352,951	200,012	336,886	387,938
Total shareholders’ equity	1,809,751	1,729,152	1,747,249	1,776,183	1,745,224

Other data:
Number of vessels in operation at period end	89	89	87	85	77
TEU capacity at period end	638,900	626,300	620,650	578,300	474,300
Fleet utilization(4)	95.0%	97.7%	96.0%	98.5%	99.0%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(3)	Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability, which includes long-term debt and other long-term obligations under capital lease, as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities decreased by $35.3 million (December 31, 2015) and $38.0 million (December 31, 2014) from the amounts previously presented.
(4)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

Risk Factors

Any investment in our Notes involves a high degree of risk. You should consider carefully the risks below and the information contained in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference into this document before making an investment in our Notes. If any of these risks were to occur, our business, financial condition and operating results or our ability to pay interest, principal or redeem or repurchase our Notes could be harmed, which may lower the trading price of our Notes. You may lose all or part of your investment.

Risks Relating to This Offering

An investment in our Notes is subject to our credit risk.

Our Notes are unsubordinated unsecured general obligations of ours and are not, either directly or indirectly, an obligation of a third party. Our Notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except as such obligations may be preferred by operation of law. Any payment to be made on our Notes, including the return of the principal amount at maturity or any redemption or repurchase date, as applicable, depends on our ability to satisfy our obligations as they come due. As a result, our actual and perceived creditworthiness may affect the market value of our Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of our Notes.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of June 30, 2017, and without giving effect to this offering, we had approximately $2.7 billion outstanding under our credit facilities and our 6.375% senior unsecured notes due 2019 (the “2019 Notes”), and lease obligations of approximately $485.9 million. All of our existing debt, excluding our lease obligations, has a scheduled maturity date prior to the maturity date of our Notes. The amounts outstanding under our credit facilities and our lease obligations have increased following the delivery of three newbuilding containerships since June 30, 2017 and will further increase following the delivery of the four newbuilding containerships that we have contracted to purchase. At September 30, 2017, for the four newbuilding containerships that we have contracted to purchase, we have entered into additional lease obligations for two of the vessels and plan to enter into additional credit facilities or lease obligations to finance the remaining two vessels.

Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operations and future business opportunities;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We have the ability to incur substantial additional debt, which may increase the risks associated with our substantial existing debt, including our ability to service the Notes and other debt.

Our credit agreements and other debt instruments, including the indenture that will govern the Notes, will permit us, subject to compliance with certain covenants, to incur a substantial amount of additional indebtedness, including senior secured indebtedness. As of June 30, 2017, and without giving effect to this offering, we had commitments available to be borrowed under our existing credit facilities and capital lease obligations of $360.0 million. If we incur additional debt above the levels in effect upon the closing of the offering, the risks associated with our substantial existing debt, including our ability to service our debt, could increase.

We may not have sufficient cash from our operations to enable us to pay interest or principal on our Notes.

We may have insufficient cash available to pay interest and principal on our Notes. Our ability to pay interest or principal on our Notes depends in part upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	our ability to charter ships that are currently off-charter, on short-term charter or coming off long-term charter;

•	the rates we obtain from our charters or re-charters and the ability of our customers to perform their obligations under their charters;

•	the level of our operating and general and administrative costs;

•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service and refinance our current and future indebtedness, including the Notes;

•	our ability to raise additional debt and equity to satisfy our capital needs; and

•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

Our subsidiaries conduct a portion of our operations and own certain of our operating assets, and your right to receive payments on our Notes is effectively subordinated to the rights of the lenders of our subsidiaries, none of which are obligors on or guarantors of the Notes.

Our subsidiaries conduct a portion of our operations and own certain of our operating assets. As a result, our ability to make required payments on our Notes depends in part on the operations of our subsidiaries and our subsidiaries’ ability to distribute funds to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under our Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on our Notes or to make funds available for that purpose. Our Notes will not be guaranteed by any of our subsidiaries.

The rights of holders of our Notes will be structurally subordinated to the rights of our subsidiaries’ lenders. For example, a default by one of our subsidiaries under its debt obligations would result in a block on the ability of the affected subsidiary to distribute funds to us to be used to make payments on the Notes. Certain of our operating subsidiaries have entered into credit facilities or capital lease obligations that require a minimum amount of cash to be retained in bank accounts to cover minimum debt service payments for future periods and in some cases, amounts for future operating costs. In addition, four subsidiaries, each of which owns one of our operating vessels, require the lender’s consent to distribute funds to us from the distribution accounts under their respective credit agreements. This dividend restriction could impact the timing and amount of dividends ultimately distributed and available to us. Our Notes will also be effectively junior to all existing and future liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Our subsidiaries generated approximately 12% and 12% of our consolidated revenue and incurred 15% and 8% of our consolidated ship operating expenses for the six months ended June 30, 2017 and year ended December 31, 2016, respectively. As of June 30, 2017, our subsidiaries had $404.1 million of outstanding indebtedness, including capital lease obligations, and excluding trade payables and intercompany liabilities.

The Notes will be unsecured obligations and will be effectively subordinated to our secured debt.

The Notes will be unsecured and therefore will be effectively subordinated to any secured debt we maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on our Notes. As of June 30, 2017, and without giving effect to this offering, we had an aggregate of approximately $2.8 billion of secured debt and capital lease obligations outstanding. Please read “Description of Other Indebtedness.” We will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities and the indentures relating to the Notes and our 2019 Notes.

Restrictive covenants in our financing and lease arrangements, the Notes offered hereby, our 2019 Notes and our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such financing and lease arrangements.

To borrow funds under our existing credit facilities and capital and operating lease arrangements, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities and capital and operating lease arrangements from incurring total borrowings in an amount greater than 65% of our total assets as defined in the agreement and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit facilities and capital and operating lease arrangements and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with GAAP. To the extent we are unable to satisfy the requirements in our credit facilities and capital and operating lease arrangements, we may be unable to borrow additional funds under the credit facilities and lease arrangements. If we are not in compliance with specified financial ratios or other requirements in our credit facilities, the Notes, 2019 Notes or lease arrangements, we may be in breach, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities, the Notes, the 2019 Notes and lease arrangements if we experience a change of control. These events may result in financial penalties to us under our leases. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument. If we are unable to repay outstanding borrowings when due, holders of our secured debt also have the right to proceed against the collateral granted to them that secures the indebtedness. If the indebtedness under the Notes and our other debt agreements were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness. If not cured or waived, such default could have a material adverse effect on our business, financial condition and operating results.

Our credit facilities, capital and operating lease arrangements, the Notes and our 2019 Notes impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	purchase, redeem or retire certain debt;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into certain transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

Accordingly, we may need to seek consent from our lenders, lessors or holders of the Notes or our 2019 Notes in order to engage in some corporate actions. The interests of our lenders, lessors and noteholders may be different from ours, and we may be unable to obtain our lenders’, lessors’ or noteholders’ consent when and if needed. In addition, we are subject to covenants for our preferred shares. If we do not comply with the restrictions and covenants in our credit facilities, capital and operating lease arrangements, the Notes, our 2019 Notes or in our preferred shares, our business, results of operations and financial condition will be harmed.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of The Marshall Islands, our principal executive offices are located outside of the United States, a majority of our directors and officers reside outside of the United States, and we conduct operations in countries around the world. In addition, all of our assets and a substantial portion of the assets of our directors, officers and experts are located outside of the United States, and we have no operations in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

We may not have the ability to raise the funds necessary to purchase our Notes as required upon a change of control, and our credit facilities and lease arrangements for existing and future indebtedness or obligations may contain limitations on our ability to purchase our Notes.

Following a change of control as described under “Description of Notes—Change of Control Permits Holders to Require Us to Purchase Notes,” holders of Notes will have the right to require us to purchase their Notes for cash. A change of control may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our credit facilities and lease arrangements for existing or future indebtedness or obligations. We may not have sufficient financial resources, or not be able to arrange financing, to pay the change of control purchase price in cash with respect to any Notes surrendered by holders for purchase upon a change of control. In addition, restrictions in our credit facilities and lease arrangements for existing or future indebtedness or obligations, if any, may not allow us to purchase the Notes upon a change of control. Our failure to purchase the Notes upon a change of control when required would result in an event of default with respect to the Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Notes.

Some significant restructuring transactions may not constitute a change of control, in which case we would not be obligated to offer to purchase the Notes.

Upon the occurrence of a change of control as defined in the indenture that will govern the Notes, you have the right to require us to purchase your Notes. However, the change of control provisions will not afford protection to holders of Notes in the event of certain transactions that could adversely affect the Notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a change of control requiring us to repurchase the Notes. In the event of any such transaction, holders of the Notes would not have the right to require us to purchase their Notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting holders of the Notes.

Our Notes do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your Notes.

Our Notes are a new issuance of securities with no established trading market. We intend to apply to list our Notes on NYSE, but there can be no assurance that NYSE will accept our Notes for listing. Even if our Notes are approved for listing by NYSE, an active trading market on NYSE for our Notes may not develop or, even if it develops, may not last, in which case the trading price of our Notes could be adversely affected and your ability to transfer your Notes will be limited. If an active trading market does develop on NYSE, our Notes may trade at prices lower than the offering price. The trading price of our Notes will depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

We have been advised by the underwriters that they intend to make a market in our Notes pending any listing of the Notes on NYSE, but they are not obligated to do so and may discontinue market-making at any time without notice.

Our Notes have not been rated, and ratings of any other of our securities may affect the trading price of our Notes.

We have not sought to obtain a rating for our Notes, and our Notes may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to our Notes or that we may elect to obtain a rating of our Notes in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to our Notes in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, or if ratings for such other securities would imply a lower relative value for our Notes, could adversely affect the market for, or the market value of, our Notes. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including our Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of our Notes may not reflect all risks related to us and our business, or the structure or market value of our Notes.

Risks Inherent in Our Business

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the industry, credit markets or other negative developments.

Our current vessels are primarily chartered to customers under long-term time charters and payments to us under those charters account for the majority of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. An over-supply of containership capacity and historically low freight rates resulted in many liner companies (including some of our customers) incurring losses in 2016. During the financial and economic crises, commencing in 2007 and 2008, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from low freight rates, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of significant financial and economic disruption, or any other negative developments affecting our customers generally or specifically (such as the bankruptcy of a customer, decline in global trade, industry over-capacity of containerships, low freight rates, asset write-downs and incurring losses) could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at June 30, 2017, the number of vessels in our operating fleet that were chartered to our then 16 customers and the percentage of our total revenue attributable to the charters with such customers for the six months ended June 30, 2017:

	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Six Months Ended June 30, 2017
COSCON(1)(2)	24	38.3%
Yang Ming Marine(3)	9	16.3
MOL	11	15.1
CSCL Asia(1)	11	11.1
Other	34	19.2

Total	89	100.0%

(1)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses on March 1, 2016.
(2)	Includes vessels chartered to COSCON, COSCO Mercury and COSCO New Golden Sea.
(3)	Includes vessels chartered to Yang Ming Marine and Yang Ming.

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. As the long-term charters terminate, an increasing number of our vessels have been fixed on short-term charters at prevailing spot market rates, which are substantially lower than the rates on our existing long-term charters. In addition, as liner companies, such as our customers, consolidate through merger, joint ventures or alliances, our risk relative to the concentration of our customers may increase and they may also seek to renegotiate the rates payable for the remaining terms of their charters. The loss of any of these long-term charters, the increase in number of vessel on short-term charters or any material decrease in payments thereunder could materially harm our business, results of operations and financial condition.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability (including bankruptcy), disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or

•	the customer exercises certain limited rights to terminate the charter, including (a) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (b) under some charters if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding is delayed for a prolonged period.

Any recurrence of significant financial and economic disruptions could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations and financial condition.

Charter party-related defaults under certain of our secured credit facilities or capital lease arrangements or our operating leases could permit the financiers to accelerate outstanding obligations under and terminate the facilities, or terminate the operating leases and subject us to termination penalties.

Most of our vessel financing credit facilities and capital lease arrangements, as well as our operating leases, are secured by, among other things, the charter parties for the applicable vessels and contain default provisions relating to such charter parties. The prolonged failure of the charterer to fully pay under the charter party or the termination or repudiation of the charter party without our entering into a replacement charter contract within a specified period of time constitute an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities and capital and operating lease arrangements.

We have financed a substantial portion of our fleet with secured indebtedness drawn under our existing credit and capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our 2019 Notes, and capital and operating lease arrangements, both prior to and at maturity, and we will have such obligations under the Notes offered hereby. As of June 30, 2017, these normal course payment obligations were approximately $351.5 million in the remainder of 2017 and an additional $1.3 billion through to 2019. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

If we are not able to refinance outstanding amounts at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our securities, our credit facilities, the Notes offered hereby, our 2019 Notes and capital and operating lease arrangements or may require us to delay certain business activities or capital expenditures or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our credit facilities or capital or operating lease arrangements with cash flow from operations, we may have to seek to restructure our indebtedness and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt or lease obligations, or if we otherwise default under our credit facilities or capital or operating lease arrangements or capital markets indebtedness, our lenders or lessors could declare all outstanding indebtedness to be immediately due and payable and foreclose on any vessels securing such indebtedness. The market values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Over time, containership values and charter rates may fluctuate substantially, which could adversely affect our results of operations, our ability to access or raise capital or our ability to pay interest or principal on the Notes offered hereby and our 2019 Notes.

Containership values can fluctuate substantially over time due to a number of different factors, including, among others:

•	prevailing economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade;

•	increases or decreases in containership capacity; and

•	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

In addition, if we determine at any time that a containership’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit facilities and lease arrangements and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease arrangements or require us to repay outstanding amounts. Further, declining containership values and the aging of our vessels could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities or our 2019 Notes. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay interest or principal on the Notes or our 2019 Notes.

In the past we have recognized, and in the future we may be required to recognize, significant impairment charges.

We review for indicators of potential impairment throughout the year and test our vessels for impairment only when those indicators are present. We test our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. The carrying amount of a vessel is not recoverable when the vessel’s carrying value is greater than the undiscounted future cash flows the vessel is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels.

During the year ended December 31, 2016, certain events occurred and circumstances changed that resulted in indicators of potential impairment and required us to test our vessels for impairment. These indicators included the deterioration and decline in current market charter rates and declines in the vessels’ market values. Our testing determined that the estimated undiscounted cash flows of certain vessels did not exceed the carrying value of the respective vessel over its remaining useful life and, accordingly, we recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use, consisting of four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels.

Although current time charter rates and vessel market values for our smaller vessels, which are at higher risk of impairment among our fleet, generally have shown some improvement since December 31, 2016, time charter rates and vessel market values have been volatile during 2017 and have not stabilized in any meaningful manner. For example, the one-year time charter rate for a 4400 TEU containership was $4,150 per day in December 2016. While the daily time charter rate improved to $9,250 per day in August 2017, this rate has been volatile within that range during 2017. If events or changes in circumstances result in indicators of potential impairment in the future, we will be required to test our vessels for impairment at that time. If an impairment test is required and time charter rates do not show stable and sustainable improvement, we may be required to recognize further impairment charges in the future, and possibly in 2017. Any such future impairment charges may be material and would harm our earnings and net asset values.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates at December 31, 2016, the last time we tested our vessels for impairment. Please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates—Impairment of Long-lived Assets” in our Annual Report on Form 20-F for the year ended December 31, 2016 for additional information, which is incorporated by reference in the prospectus.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of September 1, 2017, newbuilding containerships with an aggregate capacity of 2.7 million TEUs, representing approximately 13.1% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook is expected to result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates, which is currently the case. If such a reduction occurs or exists when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, we may only be able to re-charter our containerships at unprofitable rates, if at all. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and lower rates in the spot market. As a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

Our ability to obtain additional financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive rates, if at all, could harm our business, results of operations and financial condition.

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage or decreased ability to pay interest or principal on our Notes.

As of June 30, 2017, we have contracted to purchase an additional seven newbuilding containerships with scheduled delivery dates through May 2018. As of June 30, 2017, the total purchase price of the seven containerships remaining to be paid was estimated to be approximately $389.9 million. Our obligation to purchase the seven containerships is not conditional upon our ability to obtain financing for such purchases. We have financing for five of the seven containerships for up to $240.0 million of the purchase price remaining to be paid. We took delivery of three vessels in August and September 2017 and as at September 30, 2017, there are four remaining newbuilding containerships to be delivered. We intend to expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay interest or principal on our Notes. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness. At some time in the future, as our fleet ages and as regulatory standards change, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay interest and principal on the Notes offered hereby and our 2019 Notes.

Future disruptions in global financial markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

Global financial markets and economic conditions were disrupted and volatile following the events of 2007 and 2008. During this time, the debt and equity capital markets became exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. While markets have stabilized since this time, if global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations and financial condition.

We will be paying all costs for the newbuilding vessels that we have contracted to purchase and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to repay all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 24 months. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 50-80% of the total vessel purchase price. We have entered into long-term lease arrangements to partially fund the construction of our newbuilding vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our business, results of operations and financial condition.

Our growth depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates have fluctuated significantly during the last few years, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are idle;

•	port congestion and canal closures; and

•	demand for fleet renewal.

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire, we may be required to re-charter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

Our chief executive officer has announced his retirement at the end of 2017, and we may be unable to find a comparable successor and may experience transition disruption.

Our chief executive officer, Gerry Wang, notified our board of directors in July 2017 of his intention to retire and resign from our company effective December 31, 2017. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers, our business strategy and growing and developing our business. We are in the process of seeking to identify a successor chief executive officer. A successor chief executive officer may not have experience, skills or relationships comparable to those of Mr. Wang. In addition, a lack of an effective transition to a new chief executive officer may harm our business, results of operations or financial condition.

In addition, we manage certain vessels pursuant to a fixed term management agreement with GCI dated March 2011. This management agreement provides for 5 year terms, and the current term is scheduled to expire in March 2021. The management agreement provides us and GCI with limited termination rights, which include a right of GCI to terminate the agreement after Mr. Wang ceases to act as our chief executive officer or serve on our board of directors. This termination right must be exercised within 15 business days of our notification of this event, and if exercised would result in the termination of the management agreement approximately 180 days after such notification.

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of existing businesses or vessels or investments in other containership businesses may harm our business, results of operation, financial condition and ability to pay interest and principal on the Notes or our 2019 Notes.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership-related assets and containership businesses as market conditions allow. We may also invest in other containership businesses. Factors that may limit the number of acquisition or investment opportunities in the containership industry include the ability to access capital to fund such transactions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of, or investment in, a vessel or business may not be profitable to us at or after the time we acquire or make such acquisition or investment and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	increase our leverage or dilute existing shareholders to the extent we fund any acquisitions through the assumption or incurrence of indebtedness or the issuance of equity securities;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	have difficulties achieving internal controls effectiveness and integrating an acquired business into our internal controls framework;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations and other payment obligations related to our securities.

A significant number of our vessels are chartered to Chinese customers and certain of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations and financial condition.

As of September 30, 2017, a total of 38 of the 88 vessels in our current operating fleet, excluding the two 4250 TEU vessels which are being sold, were chartered to Chinese customers. Our vessels that are chartered to Chinese customers and our newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

If we are required to commence legal proceedings against a lender, a customer or a charter guarantor based in China with respect to the provisions of a credit facility, a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated the United States may seek to implement more protective trade measures. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. The President of the United States has indicated the United States may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

The global economy experienced disruption and volatility following adverse changes in global capital markets commencing in 2007 and 2008. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, results of operations and financial condition.

Our growth and our ability to re-charter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to re-charter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own or leased fleets. Some of our competitors have significantly greater financial resources than we do and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

The U.S. accounting standard-setting organization has issued its new standard on leases which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities. This new standard will become effective for fiscal years beginning after December 15, 2018.

Under the time charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. We may not receive any revenue from that vessel, but may be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition.

Risks inherent in the operation of ocean-going vessels could harm our reputation, business, results of operation and financial condition.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business, results of operations and financial condition.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia and, in recent years, certain locations off of the West Coast of Africa. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Terrorist attacks and international hostilities could harm our business, results of operations and financial condition.

Terrorist attacks and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, Syria, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us, or at all. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to obtain a replacement vessel on a timely basis. Our credit facilities and lease arrangements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard in the shipping industry, may directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations and financial condition.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our business.

International containership traffic is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These inspections can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, customers.

U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology. It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operations and financial condition.

Depending on the outcome of an ongoing EU investigation of container liner companies related to potential antitrust violations, our growth, results of operations and our ability to charter our vessels may be reduced.

In July 2016 the European Commission completed its investigations of certain major container liner companies, including some of our existing customers, related to potential violations of EU competition (antitrust) rules. The liner companies under investigation offered to enter into the following binding commitments regarding their future conduct for a period of three years, starting December 7, 2016:

•	the carriers will stop publishing and communicating General Rate Increase announcements (i.e., changes to prices expressed solely as an amount or percentage of the change);

•	in order for any future price announcements to be useful for customers, the carriers will announce figures that include at least the five main elements of the total price (base rate, bunker charges, security charges, terminal handling charges and peak season charges if applicable);

•	price announcements will be binding on the carriers as maximum prices for the announced period of validity (but carriers will remain free to offer prices below these ceilings); and

•	price announcements will not be made more than 31 days before their entry into force, which corresponds to the period when customers usually start booking in significant volumes (typically, customers plan their shipments between four weeks and one week before they need to move their consignments).

Although we have no basis for assessing the effect of these commitments, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (such as nitrogen oxides and sulphur oxides), water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations and financial condition.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships (including sulphur oxides), in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could harm our business, results of operations and financial condition.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Maritime Organization’s, or IMO, International Convention for the Safety of Life at Sea, or SOLAS. In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations and financial condition.

We are currently under contract to purchase four newbuilding containerships, which are scheduled to be delivered at various times through May 2018. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership charter. The occurrence of any of such events could harm our business, results of operations and financial condition.

The delivery of the containerships could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of any of the shipyards;

•	a backlog of orders at any of the shipyards;

•	hostilities, or political or economic disturbances in the Philippines or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the shipyards;

•	the failure of our banks to provide debt financing; or

•	a disruption to the financial markets.

In addition, each of the shipbuilding contracts for our newbuilding containerships contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations and financial condition.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

Our articles of incorporation currently limit our business to the chartering or re-chartering of containerships to others and other related activities, unless otherwise approved by our board of directors.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations and financial condition.

Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition could be harmed.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted, which could harm our business, results of operations and financial condition.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings, and in certain circumstances charterers could cancel our charters if war breaks out between certain countries.

A government or governmental authority could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations and financial condition.

Our charterers can cancel a charter if war breaks out between certain specified countries, the most common specified countries being the United States, Russia, the People’s Republic of China and the United Kingdom. If a charterer cancels a charter due to war breaking out between two or more of the specified countries, our business, operations and financial condition will likely be harmed.

Exposure to currency exchange rate or interest rate fluctuations may result in fluctuations in our results of operations and financial condition.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis, and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

As of June 30, 2017, and without giving effect to the issuance of the Notes and the application of the estimated net proceeds of the offering, we would have had approximately $2.7 billion outstanding under our credit facilities and our 2019 Notes, lease obligations of approximately $485.9 million, and total commitments under vessel operating leases from 2017 to 2029 of approximately $1.4 billion. The majority of the credit facilities, capital leases and operating leases are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations may have a negative effect on the results of our operations and financial condition.

Damage to our reputation or industry relationships could harm our business.

Our operational success and our ability to grow depend significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	dispose of vessels on commercially acceptable terms;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

If our ability to do any of the things described above is impaired, it could harm our business, results of operations and financial condition.

As we expand our business or provide services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Since our initial public offering in 2005, we have increased the size of our fleet from 23 to 88 vessels, excluding the two 4250 TEU vessels which are being sold, as of September 30, 2017. We also provide technical management services to third and related parties, including GCI and affiliates of Dennis R. Washington for vessels they own and may acquire. We currently manage GCI’s fleet of 16 operating vessels. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties and attempts to improve those systems may be ineffective. In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties and we are unable to grow our financial and operating systems or recruit suitable employees, our business, results of operations and financial condition may be harmed.

GCI competes in our markets, and its operation in the containership market may harm our business, results of operations and financial position.

The Carlyle Group, or Carlyle, which controls GCI, is a leading global alternative asset manager. GCI invests equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels. GCI has become the owner of a significant fleet of containerships, which could compete with us for growth opportunities. Our business, results of operations and financial condition could be harmed to the extent GCI successfully competes against us for containership opportunities.

Certain of our officers and directors or their affiliates have separate interests in or related to GCI, which may conflict with those of us and our shareholders relative to GCI.

Our chief executive officer and chairman emeritus, Gerry Wang, is a member of the board of managers of each of GCI and GC Industrial. Due to these various capacities, potential conflicts of interest of Mr. Wang relating to any potential containership acquisition or sale or chartering opportunities may arise.

Blue Water Commerce, LLC, or Blue Water, an affiliate of Dennis R. Washington, or the Washington Member, and our chief executive officer, Gerry Wang, have indirect interests in the Tiger Member. As a result, Mr. Wang and the Washington Member will have indirect interests in incentive distributions received by GC Industrial from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. In addition, affiliates of Mr. Wang provide certain transactional and financing services to GCI, for which they receive compensation.

As a result of these interests relating to GCI, the interests of Mr. Wang and our director Kyle R. Washington, who is a son of Dennis Washington, may conflict with those of us or our shareholders relative to GCI.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Several provisions of our articles of incorporation and our bylaws could make it more difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restricting business combinations with interested shareholders.

These anti-takeover provisions could substantially impede a potential change in control and, as a result, may adversely affect the market price of our securities.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall

Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our securityholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would securityholders of a corporation incorporated in a United States jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. See “Enforceability of Civil Liabilities.”

Use of Proceeds

We estimate that our net proceeds from this offering will be approximately $77.2 million (or approximately $88.9 million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriting discounts and estimated offering fees and expenses payable by us.

We intend to use the net proceeds from this offering to repay a portion of a secured credit facility with an annual variable interest rate based on LIBOR plus a margin of 3% and a maturity date of May 31, 2019. Please read “Description of Other Indebtedness” for terms of the secured credit facility.

If we do not use all of the net proceeds of this offering to repay the secured credit facility, we may use the remaining proceeds for general corporate purposes, which may include funding vessel acquisitions and repaying other outstanding secured indebtedness.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods presented.

	Six months ended June 30, 2017	Year ended December 31,
		2016		2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	1.8	—	(2)	2.5	2.1	4.7	2.4
Dollar amount (in thousands) of deficiency in earnings to fixed charges	—	$142,335		—	—	—	—

(1)	For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” consist of pre-tax income from continuing operations prepared under GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees; and

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount.

(2)	The ratio of earnings to fixed charges for this period was less than 1.0x.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of June 30, 2017 on an actual basis and on an as adjusted basis to give effect to this offering and the intended application of the net proceeds therefrom as set forth in “Use of Proceeds.” The information below is not necessarily indicative of what our capitalization would have been had such transactions been completed as of June 30, 2017. In addition, it is not necessarily indicative of our future capitalization.

You should read this table in conjunction with the sections entitled “Use of Proceeds” and “Description of Other Indebtedness,” and our consolidated financial statements and the related notes thereto incorporated by reference in this prospectus supplement.

	As of June 30, 2017
(Dollars in thousands)	Actual	As Adjusted(1)
Cash and cash equivalents	$305,592	$305,592 (2)

Long-term debt:
Long-term debt (including current portion and excluding the Notes offered hereby)(3)	$2,659,816	$2,582,581
Long-term obligations under capital lease (including current portion)(3)	475,550	475,550
Notes offered hereby(4)	—	77,235

Total long-term debt	3,135,366	3,135,366
Shareholders’ equity(5):
Share capital
Series D preferred shares, $0.01 par value; 20,000,000 shares authorized; 4,981,029 shares issued and outstanding
Series E preferred shares, $0.01 par value; 15,000,000 shares authorized; 5,370,600 shares issued and outstanding
Series F preferred shares, $0.01 par value; 20,000,000 shares authorized; 5,600,000 shares issued and outstanding
Series G preferred shares, $0.01 par value; 15,000,000 shares authorized; 7,800,000 shares issued and outstanding
Series H preferred shares, $0.01 par value; 15,000,000 shares authorized; 9,000,000 shares issued and outstanding
Class A common shares, $0.01 par value; 200,000,000 shares authorized; 117,932,468 shares issued and outstanding(6)	1,507	1,507
Treasury shares (Class A common shares)	(377)	(377)
Additional paid-in capital	2,658,389	2,658,389
Deficit	(825,359)	(825,359)
Accumulated other comprehensive loss	(24,409)	(24,409)

Total shareholders’ equity	1,809,751	1,809,751

Total capitalization	$4,945,117	$4,945,117

(1)	The “As adjusted” column reflects (i) the issuance and sale of the Notes offered hereby and (ii) the expected use of the net proceeds therefrom, but not the payment of any fees and expenses related to such payment. If the underwriters exercise their option to purchase additional Notes in full and after making such related deductions, our “as adjusted” long-term debt (including current portion and excluding the Notes offered hereby) and the Notes offered hereby would be approximately $2.6 billion and $88.9 million, respectively. See “Use of Proceeds.”
(2)	Assumes all net proceeds from this offering will be applied to repay outstanding secured indebtedness. If we do not use all of the net proceeds of this offering to repay indebtedness, we may use the remaining net proceeds for general corporate purposes.

(3)	Debt issuance costs related to a recognized debt liability, including long-term obligations under capital leases, are presented as a direct deduction from the carrying amount of the debt liability in the consolidated balance sheet. As at June 30, 2017, $16.0 million and $10.4 million have been deducted from the carrying amount of long-term debt and long-term obligations under capital lease, respectively.
(4)	The “As adjusted” column reflects gross proceeds of $80.0 million. We have estimated $2.8 million of underwriting discounts and estimated offering fees and expenses as deferred financing fees which have been deducted from the carrying amount of the Notes.
(5)	Excludes our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series R preferred shares, Class B common shares and Class C common shares, all of which have no shares issued and outstanding.
(6)	Does not reflect our issuance of a total of 5,756,948 additional shares of our Class A common shares subsequent to June 30, 2017, pursuant to share-based compensation, including in connection with the appointment and service of our new Chairman of the Board, a private placement with our Chairman of the Board, and issuances under our dividend reinvestment plan and in at-the-market offerings.

Selected Historical Consolidated Financial and Operating Data

The following table presents, in each case for the periods and as at the dates indicated, our selected historical consolidated financial and operating data.

The selected historical consolidated financial data has been prepared on the following basis:

•	The historical consolidated financial data as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 6, 2017, and incorporated by reference into this prospectus supplement.

•	The historical consolidated financial data as at December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 10, 2015 and our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 11, 2014.

•	The historical consolidated financial data as at June 30, 2017 and for the six months ended June 30, 2017 and 2016 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Report on Form 6-K, filed with the SEC on August 1, 2017, and incorporated by reference into this prospectus supplement.

•	The historical consolidated financial data as at June 30, 2016 is derived from our unaudited interim consolidated financial statements and the notes thereto, which is contained in our Report on Form 6-K, filed with the SEC on July 27, 2016.

The following table should be read together with, and is qualified in its entirety by reference to our historical financial statements, and the notes thereto incorporated by reference into this prospectus supplement. Our historical consolidated financial data may not be indicative of the results of operations or financial position to be expected in the future.

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Statements of operations data (in thousands of USD):
Revenue	$405,930	$439,837	$877,905	$819,024	$717,170	$677,090	$660,794
Operating expenses:
Ship operating	90,430	96,840	192,327	193,836	166,097	150,105	138,655
Cost of services, supervision fees	—	5,200	7,390	1,950	—	—	—
Depreciation and amortization	99,744	113,352	216,098	204,862	181,527	172,459	165,541
General and administrative	14,975	16,857	32,118	27,338	30,462	34,783	24,617
Operating leases	54,658	35,513	85,910	40,270	9,544	4,388	3,145
Loss (gain) on disposals	—	—	31,876	—	—	—	(9,773)
Expenses related to customer bankruptcy	1,013	—	19,732	—	—	—	—
Vessel impairments	—	—	285,195	—	—	—	—

Operating earnings	145,110	172,075	7,259	350,768	329,540	315,355	338,609
Other expenses (income):
Interest expense and amortization of deferred financing fees	56,729	60,238	119,882	108,693	98,501	69,973	80,570
Interest income	(2,365)	(5,845)	(8,455)	(11,026)	(10,653)	(2,045)	(1,190)
Undrawn credit facility fee	1,265	1,153	2,673	3,100	3,109	2,725	1,516
Refinancing expenses	—	772	1,962	5,770	70	4,038	—
Change in fair value of financial instruments(1)	17,027	75,765	29,118	54,576	105,694	(60,504)	135,998
Equity (income) loss on investment	(2,529)	(3,968)	(188)	(5,107)	(256)	670	259
Other expense (income)	6,676	407	1,306	(4,629)	1,828	1,470	151

Net earnings (loss)	$68,307	$43,553	$(139,039)	$199,391	$131,247	$299,028	$121,305

Common shares outstanding (end of period):	117,932,468	105,353,923	105,722,646	98,622,160	96,662,928	69,208,888	63,042,217
Per share data (in USD):
Basic earnings (loss) per Class A common share	$0.33	$0.17	$(1.89)	$1.46	$0.80	$3.36	$0.84
Diluted earnings (loss) per Class A common share	$0.33	$0.17	$(1.89)	$1.46	$0.79	$2.93	$0.81
Dividends paid per Class A common share	$0.50	$0.75	$1.5000	$1.4700	$1.3475	$1.1875	$0.9375
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$139,217	$165,586	$311,087	$335,872	$342,959	$327,669	$311,183
Financing activities	$(119,366)	$142,469	$106,907	$394,527	$73,621	$62,491	$(181,364)
Investing activities	$(82,160)	$(176,918)	$(265,613)	$(716,634)	$(691,205)	$(295,158)	$(229,564)

	As of June 30,		As of December 31,
	2017	2016	2016	2015	2014	2013	2012
Selected balance sheet data (at end of period, in thousands of USD):
Cash and cash equivalents	$305,592	$346,657	$367,901	$215,520	$201,755	$476,380	$381,378
Current assets	402,108	521,092	510,109	540,163	516,926	600,113	463,930
Vessels(2)	4,777,414	5,274,296	4,883,849	5,278,348	5,095,723	4,992,271	4,863,273
Deferred charges(3)	65,345	70,708	68,099	57,299	26,606	12,247	12,694
Gross investment in lease	—	—	—	—	37,783	58,953	79,821
Goodwill	75,321	75,321	75,321	75,321	75,321	75,321	75,321
Other assets	137,614	120,581	120,451	89,056	67,308	106,944	83,661
Fair value of financial instruments, asset	—	18,096	—	33,632	37,677	60,188	41,031
Total assets(3)	5,457,802	6,080,094	5,657,829	6,073,819	5,857,344	5,906,037	5,619,731
Current liabilities(3)	478,664	394,359	484,844	423,801	415,795	519,175	179,224
Long-term deferred revenue	1,040	2,275	1,528	2,730	7,343	4,143	7,903
Long-term debt(3)	2,309,344	3,026,489	2,569,697	3,072,058	3,052,941	2,820,583	3,004,192
Long-term obligations under capital lease(3)	445,107	377,298	459,395	314,078	196,136	565,057	603,106
Fair value of financial instruments, long-term liability	200,560	352,951	200,012	336,886	387,938	425,375	606,740
Total shareholders’ equity	1,809,751	1,729,152	1,747,249	1,776,183	1,745,224	1,571,705	1,218,567
Other data:
Number of vessels in operation at period end	89	89	87	85	77	71	69
TEU capacity at period end	638,900	626,300	620,650	578,300	474,300	414,300	405,100
Fleet utilization(4)	95.0%	97.7%	96.0%	98.5%	99.0%	98.0%	98.9%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(3)	Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability, which includes long-term debt and other long-term obligations under capital lease, as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities decreased by $35.3 million (December 31, 2015), $38.0 million (December 31, 2014), $41.7 million (December 31, 2013) and $31.2 million (December 31, 2012) from the amounts previously presented.
(4)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

Business

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of September 30, 2017, we operated a fleet of 88 containerships, excluding the two 4250 TEU vessels which are being sold, and we have entered into contracts for the purchase of an additional four newbuilding containerships, which have scheduled delivery dates through 2018. All of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. In August 2017, we entered into vessel sale agreements for four 4250 TEU vessels. Two of the vessel sales closed in August and September 2017 and the remaining two vessel sales are expected to close during the fourth quarter of 2017. Please read “Business—Recent Developments.” As of September 30, 2017, the average age of the 88 vessels in our operating fleet, excluding the two 4250 TEU vessels which are being sold, was approximately six years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of September 30, 2017, the charters on the 88 vessels in our operating fleet, excluding the two 4250 TEU vessels which are being sold, have an average remaining term of approximately five years, on a TEU-weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our current operating fleet as at September 30, 2017 were as follows:

Customers for Current Fleet
ANL
CMA CGM
CNC
COSCON
COSCO Mercury
COSCO New Golden Sea
CSCL Asia
Hapag-Lloyd
K-Line
Maersk
MSC
MOL
Seago
Simatech Marine
Yang Ming Marine
ZIM

Customers for Additional Four Vessel Deliveries Subject to Charter Contracts
MSC
Other

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “—Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and Europe.

Recent Developments

Vessel Deliveries

In August and September 2017, we accepted delivery of the MSC Shuba B, the MSC Shreya B and the MSC Nitya B, each an 11000 TEU vessel. These vessels were constructed at HHIC and each commenced a 17-year fixed-rate bareboat charter with MSC. Upon completion of the bareboat charter period, MSC is obligated to purchase the vessels for a pre-determined amount.

New Time Charters

In August 2017, we entered into fixed-rate time charter contracts with a leading liner for two 10000 TEU newbuilding containerships currently under construction at New Jiangsu and Jiangsu Xinfu. The two vessels are currently scheduled to deliver in 2018 and, upon delivery, will commence three-year fixed-rate time charters with options to extend for up to an additional three years. We have entered into advanced discussions on financing these two 10000 TEU newbuilding containerships with a leading Asian financial institution. No assurances can be given as to the availability of such financing.

Vessel Sales

In August 2017, we entered into vessel sale agreements for four 4250 TEU vessels: the Seaspan Alps, Seaspan Grouse, Seaspan Kenya and Seaspan Mourne, for gross proceeds of approximately $37 million. We entered into agreements to purchase the vessels during the fourth quarter of 2016 and, after taking into account closing costs and vessel improvements, expect to record a gain on sale of the vessels of approximately $14 million. In August and September 2017, we closed on the sale of the Seaspan Alps and Seaspan Kenya and the remaining two individual vessel sales are expected to close during the fourth quarter of 2017.

At-the-Market Offering of Class A Common Shares

During the first quarter of 2017, we entered into an equity distribution agreement under which we may, from time to time, issue Class A common shares in at-the-market, or ATM, offerings for up to an aggregate of $75.0 million. In August 2017, we issued 2,450,000 Class A common shares under ATM offerings for gross proceeds of over $16 million, which completed the $75 million issuance of Class A common shares under the equity distribution agreement.

Chief Executive Officer Year-End Retirement; David Sokol Appointed Chairman

Gerry Wang, our chief executive officer and co-founder, notified our board of directors of his intention to retire as chief executive officer effective December 31, 2017. Mr. Wang will remain on the board until his retirement and has been designated, together with Kyle Washington, as a chairman emeritus. On July 28, 2017, we and Mr. Wang amended his employment agreement to reflect changes related to his retirement.

Director David Sokol was appointed as the chairman of the board on July 28, 2017 and will oversee the chief executive officer succession and overall leadership transition.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 88 operating vessels, excluding the two 4250 TEU vessels which are being sold, as of September 30, 2017:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	5/8/16	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	5/29/16	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(1)	14000	2017	6/2/17	Yang Ming Marine	10 years + one 2-year option	46.5
MSC Shuba B(1)	11000	2017	8/23/17	MSC	17 years	24.3
MSC Shreya B(1)	11000	2017	9/20/17	MSC	17 years	24.3
MSC Nitya B(1)	11000	2017	9/28/17	MSC	17 years	24.3
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Seaspan Ganges	10000	2014	3/28/17	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
Seaspan Yangtze	10000	2014	4/11/17	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
Seaspan Zambezi	10000	2014	3/26/17	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	3/28/16	MOL	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	4/29/16	MOL	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	9/12/16	Maersk	5 years + two 1-year options	37.2	(5)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(6)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(6)
CSCL Oceania	8500	2004	10/18/16	COSCO Mercury	Minimum 10 months and up to 14 months	Market rate	(3)
CSCL Africa	8500	2005	11/25/16	COSCO Mercury	Minimum 10 months and up to 14 months	Market rate	(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(7)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.5	(8)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.5	(8)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.5	(8)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.5	(8)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(8)
Seaspan Chiwan	4250	2001	7/4/17	COSCO New Golden Sea	Minimum two months and up to five months	Market rate	(3)
Seaspan Hamburg(9)	4250	2001	7/28/17	COSCO Mercury	Minimum two months and up to six months	Market rate	(3)
Seaspan Ningbo	4250	2002	7/14/17	COSCO Mercury	Minimum two months and up to six months	Market rate	(3)
Seaspan Dalian	4250	2002	—	—	—	—
Seaspan Felixstowe	4250	2002	—	—	—	—
CSCL Vancouver	4250	2005	—	—	—	—
CSCL Sydney	4250	2005	2/26/17	COSCO Mercury	Minimum two months and up to 10 months	Market rate	(3)
CSCL New York	4250	2005	3/27/17	COSCO Mercury	Minimum two months and up to 10 months	Market rate	(3)
CSCL Melbourne	4250	2005	6/18/17	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
CSCL Brisbane	4250	2005	7/18/17	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
Seaspan New Delhi	4250	2005	8/9/17	COSCO New Golden Sea	Minimum two months and up to five months	Market rate	(3)
Dubai Express	4250	2006	11/04/15	Hapag-Lloyd	Minimum 18 months and up to 24 months	Market rate	(3)
Seaspan Jakarta(9)	4250	2006	8/11/17	Seago	Minimum one month and up to three months	Market rate	(3)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate
Seaspan Saigon	4250	2006	1/23/17	Hapag-Lloyd	Minimum one month and up to 12 months	Market rate	(3)
Seaspan Lahore	4250	2006	8/8/17	MSC	Minimum 11 months and up to 13 months	Market rate	(3)
Rio Grande Express	4250	2006	12/22/16	Hapag-Lloyd	Minimum two months and up to 13 months	Market rate	(3)
Seaspan Santos	4250	2006	2/14/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Rio de Janeiro(9)	4250	2007	8/3/17	ZIM	Minimum one month and up to two months	Market rate	(3)
Seaspan Manila	4250	2007	8/13/17	CMA CGM	Minimum two months and up to five months	Market rate	(3)
Seaspan Loncomilla(9)	4250	2009	10/28/16	ANL	Minimum 1.5 months and up to 12 months	Market rate	(3)
Seaspan Lumaco	4250	2009	2/14/17	CMA CGM	Minimum six months and up to 12 months	Market rate	(3)
Seaspan Lingue	4250	2010	1/5/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Lebu	4250	2010	1/12/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Fraser(1)	4250	2009	3/22/17	CNC	Minimum three months and up to 12 months	Market rate	(3)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(10)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(10)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(10)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(10)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(10)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(10)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(10)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9	(10)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hapag-Lloyd has an option for an additional period for a minimum of 10 months up to a maximum of 12 months, if 12 months is selected for the firm period.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)	Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.
(6)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(8)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(9)	This vessel will be re-delivering to us in October 2017.
(10)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. As of September 30, 2017, we had contracted to purchase four newbuilding containerships which have scheduled delivery dates through 2018. Details of the newbuilding containerships are as follows:

Vessel	Vessel Class (TEU)	Length of Charter	Charterer	Contractual Delivery Date	Shipbuilder
Hull No. 147	11000	17 years(1)	MSC	2017(2)	HHIC
Hull No. 153	11000	17 years(1)	MSC	2017(2)	HHIC
Hull No. 1122	10000	3 years + option for up to 3 years	Other	2018(3)	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	3 years + option for up to 3 years	Other	2018(3)	New Jiangsu and Jiangsu Xinfu

(1)	Charter is scheduled to begin upon delivery of the vessel to the charterer. Charter provides MSC with cancellation rights where, amongst other things, a delay in the delivery date of the vessel from the shipbuilder provides us with equivalent cancellation rights under the shipbuilding agreement.
(2)	The shipbuilder has notified us of delays in the delivery dates of these vessels from the contractual delivery date. Currently, the proposed delivery date for Hull No. 147 is approaching the date that provides us with cancellation rights under the shipbuilding agreement, while the proposed delivery date for Hull No 153 is within the terms of the shipbuilding agreement that provide us for liquidated damages. Our existing financing arrangements for each vessel allow the financier to advance financing for both vessels for their current respective proposed delivery dates.
(3)	In March 2017, we entered into agreements with the shipbuilder to defer delivery from 2017 to 2018.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on contractual delivery dates as of September 30, 2017:

	Scheduled for the Year Ended December 31,
	2017	2018
Owned and leased vessels, beginning of year	87	90
Deliveries	7	2	(1)
Contractual Sale(2)	(4)	—

Total, end of period	90	92
Managed vessels, beginning of year	15	16
Deliveries	1	2
Total, end of period(3)	16	18
Total Fleet	106	110
Total Capacity (TEU)	860,900	900,900

(1)	In March 2017, we entered into agreements with the shipbuilder to defer delivery from 2017 to 2018.
(2)	Relates to four 4250 TEU vessels as described in “—Recent Developments—Vessel Sales.”
(3)	We manage these vessels pursuant to a fixed term management agreement with Greater China Intermodal Investments LLC, or GCI, dated March 2011. This management agreement provides for 5 year terms, and the current term is scheduled to expire in March 2021. The management agreement provides us and GCI with limited termination rights, which include a right of GCI to terminate the agreement after Gerry Wang ceases to act as our Chief Executive Officer or serve on our board of directors. This termination right must be exercised within 15 business days of our notification of this event, and if exercised would result in the termination of the management agreement approximately 180 days after such notification.

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of September 30, 2017.

Charterer	Number of Vessels in Our Current Operating Fleet	Number of Vessels Scheduled to be Delivered (Sold) through 2018	Total Vessels Upon All Deliveries (Sales)
ANL	1	—	1
CMA CGM	5	—	5
COSCON	18	—	18
COSCO Mercury	8	—	8
COSCO New Golden Sea	2	—	2
Seago	1	—	1
CNC	1	—	1
CSCL Asia	10	—	10
MOL	10	—	10
K-Line	7	—	7
Hapag-Lloyd	6	—	6
Maersk	2	—	2
MSC	1	—	1
Yang Ming Marine	9	—	9
ZIM	1	—	1
Other	—	2	2
Off-charter	3	—	3

Total time charters	85	2	87
MSC (bareboat charters)	3	2	5
Contractual Sale	2	(2)	—

Total fleet	90	2	92

Time Charters and Bareboat Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage expenses, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Our five 11000 TEU vessels are or will be chartered by MSC under bareboat charters. Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses.

The initial term for a time or bareboat charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “—Our Fleet” above.

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our long-term time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis. The charter hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption. We have had no instances of such hire rate reductions.

Operations and Expenses

We operate our vessels and are responsible for vessel operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions. Our ship operating expenses have been decreasing due primarily to cost management initiatives.

Off-hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel (bunkers) cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers or their agents;

•	dry-docking for repairs, maintenance or inspection;

•	equipment or machinery breakdowns, abnormal speed and construction conditions;

•	delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;

•	crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or

•	a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under most of our time charters, if a vessel is off-hire for a specified number of consecutive days or for a specified aggregate number of days during a 12-month period, the charterer has the right to cancel the time charter with respect to that vessel. Under some charters, if a vessel is off-hire for specified reasons for a prolonged period, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution. The periods of off-hire that trigger such termination rights exclude, in addition to any other specific exclusions in the charter, off-hire for routine dry-dockings or non-compliance with regulatory obligations. Our charter contracts generally provide for hire adjustments for vessel performance deficiencies such as those in speed or fuel consumption, with prolonged performance deficiencies giving the charterer a termination right under some charters.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We also provide limited ship management services to Dennis R. Washington’s personal vessel owning companies and ship management and construction supervision services to GCI.

We focus on risk reduction, operational reliability and safety. We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;

•	implementing a voluntary vessel condition and maintenance monitoring program (Seaspan Ship Management Ltd., or SSML, was the first in the world to achieve accreditation by vessel classification society Det Norske Veritas on its hull planned maintenance system);

•	recruiting officers and ratings through an affiliate based in India that has a record of employee loyalty and high retention rates among its employees;

•	implementing an incentive system to reward staff for the safe operation of vessels; and

•	initiating and developing a cadet training program.

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and has previously worked in various companies in the international ship management industry, including Neptune Orient Lines, Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time chartered vessels. Our 17-year bareboat charters for two of our newbuilding vessels on order and three separate vessels require the charterer to purchase each vessel upon termination of the bareboat charter, at a pre-determined amount.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurances, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per claim. We achieve this overall loss coverage by maintaining, as included, nominal increased value coverage for each of our vessels, under which coverage in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to under-insurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating and technical expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand, except where such charters have expired and we are seeking to re-charter a vessel on a short-term basis at then current market rates.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake the surveys on application or by official order, acting on behalf of the authorities concerned.

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for annual surveys, every two to three years for intermediate surveys, and every five years for special surveys. If any defects are found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and inspections that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

Management

Our directors, senior management and key employees as of September 30, 2017, and their ages, are listed below:

Name	Age	Position
Gerry Wang	55	Chief Executive Officer, Director, Chairman Emeritus and Co-Founder
Peter Curtis	58	Executive Vice President and Chief Operating Officer
David Spivak	49	Chief Financial Officer
Mark Chu	50	General Counsel and Chief Administrative Officer
David Sokol	61	Chairman of the board of directors
Kyle R. Washington	47	Director, Chairman Emeritus, Co-Founder
John C. Hsu	53	Director
Harald H. Ludwig	62	Director
David Lyall	60	Director
Nicholas Pitts-Tucker	66	Director
Peter S. Shaerf	63	Deputy Chair of the board of directors
Larry Simkins	56	Director

Gerry Wang

Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005. Mr. Wang served as co-chairman of our board of directors from February 2011 until July 2017. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. In 2011, he was elected as lead director of MagIndustries Corp. and as a member of the board of managers of each of GCI and GC Industrial. He retired from MagIndustries Corp. in June 2015. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation, and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. Mr. Wang also obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, British Columbia, Canada. Mr. Wang notified our board of directors of his intention to retire as Chief Executive Officer effective December 31, 2017. Mr. Wang will remain on the board until his retirement or until his replacement as chief executive officer has been designated. Please read “Business—Recent Developments.”

Peter Curtis

Peter Curtis was appointed as our chief operating officer in February 2012 and as executive vice president and chief operating officer in July 2017. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by SMSL, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander and was in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, South Africa working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine Container Lines, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulk carriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management, where he served as technical director. Mr. Curtis has served on the board of directors of The North England P&I Association Ltd. since 2012. In 1981, he obtained a Bachelor of Science degree in Mechanical Engineering at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College London in London, United Kingdom and his Bachelor of Science in business from Stellenbosch University in South Africa.

David Spivak

David Spivak was appointed as our chief financial officer in May 2016. From 2013 to 2016, Mr. Spivak was president and founder of Brockstreet Consulting, where he advised companies on corporate finance matters. From 1995 to 2012, Mr. Spivak worked at Citigroup, serving in various roles, including as a managing director in the Investment Banking and Equity Capital Markets Groups, as well as the Canadian head of global capital structuring and chief operating officer of Citigroup Global Markets Canada. From 2005 to 2009, he was based in New York and led Citigroup’s equity capital markets business in the aircraft leasing, maritime and special-purpose acquisition companies sectors. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in their Financial Advisory Services Group. Mr. Spivak holds a Bachelor of Commerce (Honours) degree with Distinction from the University of Manitoba and an MBA with High Honors from the University of Chicago. He is a Certified Public Accountant (inactive) and currently serves as a Director of Höegh LNG Partners LP.

Mark Chu

Mark Chu was appointed as our general counsel in March 2012, secretary in July 2013 and chief administrative officer in September 2017. Mr. Chu served as our interim CFO from November 2015 until May 2016. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009, he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

David Sokol

David Sokol was appointed as a director in April 2017 and as chairman of our board in July 2017. Mr. Sokol is also a member of the compensation committee of the board. Mr. Sokol has founded three companies in his career to date, taken three companies public and, as Chairman and Chief Executive Officer of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway until he retired in March 2011 in order to manage his family business investments. Mr. Sokol currently sits on two corporate boards and is a member of the executive committee of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 38-year career, he has chaired five corporate boards and over a dozen charitable or community boards.

Kyle R. Washington

Kyle R. Washington served as chairman of our board from May 2005 until February 2011 and subsequently as co-chairman with Gerry Wang until July 2017. From 2005 to 2011 he served as chairman of Seaspan Marine Services Ltd., SMSL and certain of SMSL’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within a group of companies owned by Mr. Washington’s family. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver, British Columbia, Canada and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

John C. Hsu

John C. Hsu was appointed director in April 2008 and is chair of the compensation committee. He is also a member of the audit committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio with their family office, OSS Capital. Also, he is currently a director of Isola Capital, a multi-family office based in Hong Kong which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S. -listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. Mr. Hsu is fluent in Japanese and Mandarin.

Harald H. Ludwig

Harald Ludwig has served as a director since August 2012 and is a member of the governance and conflicts committee. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as former co-chairman and director of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is also a member of the Advisory Board of Tennenbaum Capital Partners, LLC. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall

David Lyall was appointed as a director in May 2012 and is a member of the governance and conflicts committee. Mr. Lyall has more than 30 years of experience in the financial services industry and is head of institutional sales as well as being Vice Chairman and Director at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia, Canada. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver British Columbia, Canada and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100 percent employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5.0 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia in 1977.

Nicholas Pitts-Tucker

Nicholas Pitts-Tucker was appointed as a director in April 2010 and is chair of the audit committee. He is also a member of the compensation committee and the governance and conflicts committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of Sumitomo Mitsui Banking Corporation Europe Limited, or SMBC Europe, and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010 and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as governor of the University of Northampton. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Peter S. Shaerf

Peter S. Shaerf was elected as a director in August 2005 and is deputy chair of our board of directors and chair of the governance and conflicts committee. He is also a member of the audit committee and the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as deputy chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a managing director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Currently Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers, and of Ocean Protection Services, a United Kingdom based maritime security company. He is the chairman emeritus and past chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York, New York, United States as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

Larry Simkins

Larry Simkins was appointed as a director in April 2017. Mr. Simkins has served as president, chief executive officer and director of the Washington Companies, or WashCo, providing leadership and direction to the companies by serving as a member of the Board of Directors for each individual company. WashCo is an international group of privately-owned companies transacting business in the areas of rail transportation, marine transportation, mining, environmental construction, heavy equipment sales, and aviation products. Mr. Simkins previously served as a director of the Federal Reserve Bank of Minneapolis from 2010 to 2016.

Board Practices

General

Our board of directors currently consists of nine members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. The chairman of our board of directors is David Sokol. The deputy chairman of our board of directors is Peter S. Shaerf.

Our board of directors has determined that each of the current members of the board of directors, other than Kyle R. Washington and Gerry Wang, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

The board of directors has the following four committees: audit committee, compensation committee, governance and conflicts committee and executive committee. The membership of these committees and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. Our audit committee members are Nicholas Pitts-Tucker (chair), John C. Hsu and Peter S. Shaerf. All members of the committee are financially literate, and the board of directors has determined that Nicholas Pitts-Tucker qualifies as a financial expert. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: (a) the integrity of our consolidated financial statements; (b) our compliance with legal and regulatory requirements; (c) the independent auditors’ qualifications and independence; and (d) the performance of our internal audit function and independent auditors.

Our compensation committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our compensation and governance committee members are John C. Hsu (chair), Nicholas Pitts-Tucker, Peter S. Shaerf and David Sokol. The compensation committee: (a) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (b) produces a report on executive compensation which is included in our proxy statement; (c) otherwise discharges the board of directors’ responsibilities relating to the compensation of our officers and directors; and (d) performs such other functions as the board of directors may assign to the committee from time to time.

Our governance and conflicts committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our governance and conflicts committee members are Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. The governance and conflicts committee (a) assists the board of directors with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of the board of directors and each committee; and (b) reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

Our executive committee consists of Larry Simkins (chair), Gerry Wang and David Sokol. The executive committee (a) identifies, evaluates and coordinates, on behalf of the board of directors, such matters as the committee determines should be preliminarily considered by the committee prior to consideration of such matters by the full board, and advises the board on such matters; (b) monitors the transition of executive officers and members of senior management and recommends to the board any proposed hiring and firing of the CEO (or equivalent) and approves the hiring and firing by the CEO of any other senior management member unless such proposed hiring or firing is otherwise approved, rejected or directed by the board following notice to the board; (c) advises senior management with respect to capital formation and liquidity needs; (d) aids the board in handling matters as to which, subject to applicable law, the board may expressly delegate authority to approve to the committee from time to time; and (e) reviews and provides input to senior management regarding material policies, plans or proposals prior to submission of such items to the full board for consideration.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer,” we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant way in which our corporate governance practices differ from those followed by U.S. domestic companies is that in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although these rules do not apply to us as a foreign private issuer, we have a compensation committee and a governance and conflicts committee that consist of three and four directors, respectively, all of whom currently satisfy NYSE standards for independence for domestic companies. The board of directors does not have an independent nominating committee, but instead performs the nominating function.

Certain Relationships and Related Party Transactions

From time to time since our initial public offering in 2005, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, our investment in GCI and other matters. We may enter into related party transactions from time to time in the future. We have a governance and conflicts committee, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer, co-founder, director and chairman emeritus of our board of directors, also provides services to GCI, GC Industrial (which is owned by affiliates of The Carlyle Group and the Tiger Member), and the Tiger Member and, as of June 2015, has an indirect ownership interest in the Tiger Member. In addition, Mr. Wang serves on the board of managers of each of GCI and GC Industrial. Until the expiry of our right of first refusal with GCI, or the ROFR, Mr. Wang was a voting member of the transaction committee of GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Kyle R. Washington, co-founder, director and chairman emeritus of our board of directors, is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. Mr. Sokol, the chairman of our board of directors, also provides services as a director of WashCo, an entity controlled by Dennis R. Washington. Mr. Simkins, a director, also provides services to WashCo as its President, Chief Executive Officer and a director. The Washington Member has an interest in GCI and an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Until the expiry of the ROFR, Mr. Washington served on the board of managers of GCI and was a non-voting member of the transaction committee of GCI.

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose and Members

Formed in March 2011, GCI invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. The members of GCI are (a) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (b) the Washington Member, (c) the Tiger Member and (d) GC Industrial. GCI’s fleet of 18 containerships is comprised primarily of modern large and ultra-large vessels, including 16 on-the-water and two newbuildings with delivery dates scheduled through May 2018.

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900.0 million in GCI. GC Industrial has committed up to $775.0 million ($750.0 million of which is a commitment from the Carlyle affiliate members of GC Industrial and $25.0 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25.0 million and the Seaspan Member has committed up to $100.0 million. Pursuant to an expired management agreement with GCI, the Tiger Member contributed services to GCI and 50% of the fees for such services was and is, to the extent still payable, paid to the Tiger Member in the form of an equity interest in GCI.

GC Industrial’s capital commitment is reduced to the extent it separately invests in non-containership assets, in which case the capital commitments of other members are proportionately reduced.

As at June 30, 2017, our investment in GCI totaled approximately $57.4 million.

Distributions

GCI’s available cash is distributed as and when determined by GCI’s board of managers. Distributions are made first proportionately to the members to return their respective capital contributions and then proportionately to the members until a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions.

Mr. Wang holds economic interests in the Tiger Member, which is a member of GC Industrial. Accordingly, he has indirect economic interests in any incentive distributions received by GC Industrial from GCI. The Washington Member has an indirect interest in the Tiger Member, and accordingly has an indirect economic interest in any incentive distributions received by GC Industrial from GCI.

Governance

GCI is governed by a board of managers that currently comprises seven members, including four GC Industrial designees, one Seaspan designee and two Tiger designees, one of whom is Mr. Wang. In addition, Mr. Wang provides services to GCI and GC Industrial. Until the expiry of the ROFR, Mr. Washington was a member of the GCI board of managers.

GCI has a transaction committee, which is primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The transaction committee is currently comprised of two GC Industrial designees.

Services Agreements

We manage a number of vessels pursuant to a fixed term management agreement with GCI, dated March 2011. This management agreement provides for 5 year terms, and the current term is scheduled to expire in March 2021. The management agreement provides us and GCI with limited termination rights, which include a right of GCI to terminate the agreement after Gerry Wang stops serving as our Chief Executive Officer or on our board of directors. This termination right must be exercised within 15 business days of our notification of this event, and if exercised would result in the termination of the management agreement approximately 180 days after such notification.

We have agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of GCI. Pursuant to a management agreement, we provide technical and commercial management services with respect to the vessel investments made by GCI for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member previously provided GCI with financial and strategic services pursuant to a management agreement. While this agreement has expired, the Tiger Member continues to provide services to GCI on an ad hoc basis, for which it receives compensation at a negotiated rate. The Tiger Member also continues to receive compensation for services rendered prior to the expiry of the management agreement.

Drag-Along Rights

GC Industrial has customary “drag-along” rights, which will permit it to require other GCI members to join in on sales by GCI Industrial to a third party of a majority of GCI interests. In this case, each member will be required to transfer a percentage of its interest based on the members’ respective interests in GCI, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.”

Rights of First Refusal

Our ROFR with GCI expired on March 31, 2016. The ROFR was established in March 2011 and provided for the allocation of certain containership newbuilding and acquisition opportunities between us and GCI. Following expiration of the ROFR, there are no binding arrangements between us and GCI relating to any such future containership opportunities.

Related Party Loans

At June 30, 2017, the Company had $36,100,000 (December 31, 2016 – $62,414,000) due from GCI, its equity investee, recorded as loans to affiliate. This amount includes the following:

•	The Company had $36,100,000 (December 31, 2016 – $57,266,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to shipbuilding contracts acquired by GCI pursuant to a previously applicable right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum. The Company may request repayment of these loans with 45 days’ notice.

•	There was no interest receivable on these amounts (December 31, 2016 – $5,148,000).

Employment Agreement with Gerry Wang

On July 28, 2017, the Company and Mr. Wang amended his existing Executive Employment Agreement dated May 16, 2016 (as amended, the “Employment Agreement”) to provide, among other things, that (a) Mr. Wang will continue with the Company until December 31, 2017, (b) any remaining transaction fees relating to transactions entered into prior to April 9, 2017 will be paid solely in shares of the Company’s common stock, (c) upon Mr. Wang’s retirement in December 31, 2017 and subject to his execution and delivery of a release of claims, (i) the unvested portion of his restricted stock units granted in May 2016 will fully vest (which covers a total of 383,772 shares of common stock) and (ii) the Company will issue to Mr. Wang 200,000 shares of Company common stock in exchange for the cancellation of his outstanding performance stock units granted in May 2016, and (d) subject to the Company’s execution and delivery of a release of claims, (i) Mr. Wang will not transfer or sell the shares of common stock described above until January 1, 2019, and (ii) the noncompetition and confidentiality covenants in the Employment Agreement will remain in effect until January 1, 2019. Other than as amended by the parties, the terms of the Employment Agreement remain in effect, including provisions governing any termination of employment by the Company or Mr. Wang prior to December 31, 2017. We have agreed to register with the SEC the estimated maximum number of our shares that may be earned by Mr. Wang under the Employment Agreement.

Employment Agreements with Senior Management

Our senior managers, other than Mr. Wang, including Peter Curtis, David Spivak and Mark Chu, have employment arrangements with SSML.

Private Placements of Class A Common Shares

In July 2017, Mr. Sokol purchased 1.0 million Class A common shares in a private placement at a price of $6.00 per share. Mr. Sokol was also granted 1.0 million fully vested Class A common shares by the board in connection with his appointment as chairman of the board of directors.

On May 27, 2016, we issued an aggregate of 1,020,408 of our Class A common shares in a private placement to our chief executive officer and to affiliates of our former director Graham Porter and of Dennis Washington, respectively, at a price of $14.70 per share. This was the same price per share at which we sold Class A common shares to the public in our concurrent public offering.

Registration Rights Agreements

In connection with each of our initial public offering, our 2009 issuance of Series A preferred shares, our investment in GCI, our acquisition of SMSL in 2012, the Employment Agreement, our financial services agreement with Tiger Financial Services Ltd. (formerly Seaspan Financial Services Ltd.), which was terminated as of April 10, 2017, the Series F preferred share private placement, and the private placement to David Sokol, we entered into one or more registration rights agreements pursuant to which we agreed to file, subject to the terms and conditions of the applicable registration rights agreements, a registration statement under the Securities Act and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Shareholders entitled to such registration rights include, among others, entities affiliated with Dennis R. Washington, his son Kyle R. Washington, one of our directors, Graham Porter, one of our former directors, Gerry Wang, our chief executive officer and chairman emeritus, and David Sokol, the chairman of our board of directors. Certain of the registration rights agreements give the counterparties piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

In August 2017, we entered into a registration rights agreement with David Sokol, our Chairman of the Board, pursuant to which we agreed to file, subject to the terms and conditions of the registration rights agreement, a registration statement under the Securities Act, and applicable state securities laws, covering our Class A common shares of the Company issued and/or transferred to Mr. Sokol in connection with his appointment as Chairman.

In August 2017, we filed a registration statement under the Securities Act and applicable state securities laws to register certain Class A common shares held by Gerry Wang and entities affiliated with Gerry Wang and Graham Porter, respectively, as well as all Class A common shares held by David Sokol eligible for registration pursuant to his registration rights agreement with us. All of Mr. Sokol’s current shareholdings in Seaspan are now registered.

Description of Notes

The Company will issue Notes under the Indenture (as defined below) by and between itself and The Bank of New York Mellon, as trustee (the “Trustee”). The terms of the Notes include those expressly set forth in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The following description is only a summary of certain provisions of the Notes and the Indenture. You should read these documents in their entirety because they, and not this description, define your rights as holders of the Notes. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the TIA and to all of the provisions of the Indenture and those terms made a part of the Indenture by reference to the TIA.

You will find the definitions of capitalized terms used in this description under the heading “—Certain Definitions and Interpretations.” For purposes of this Description of Notes, references to “the Company,” “we,” “our” and “us” refer only to Seaspan Corporation and not to its subsidiaries.

The following description of the particular terms of the Notes offered hereby supplements the “Description of Debt Securities” set forth in the accompanying base prospectus.

General

The Notes will be issued under an indenture to be dated as of October 10, 2017 (the “Base Indenture”), between us and the Trustee, as supplemented by a first supplemental indenture to be dated as of October 10, 2017, between us and the Trustee (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The Notes will be a separate series of our “debt securities” (as that term is used in the accompanying base prospectus).

The Notes will initially be limited to $80.0 million in aggregate principal amount (or $92.0 million if the underwriters exercise their option to purchase additional Notes in full). The Indenture will not limit the amount of debt securities that we may issue under the Indenture and will provide that debt securities may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the Notes, issue debt securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first interest payment date) as, and ranking equally and ratably with, the Notes. Any additional debt securities having such similar terms, together with the Notes, will constitute a single series of debt securities under the Indenture, including for purposes of voting and redemptions, and any additional debt securities issued as part of the same series as the Notes will be fungible with the Notes for United States federal income tax purposes. No such additional debt securities may be issued if an event of default has occurred and is continuing with respect to the Notes.

Other than as described under “—Certain Covenants,” the Indenture and the terms of the Notes will not contain any covenants restricting the operation of our business, our ability to incur debt or grant liens on our assets or that are designed to afford holders of the Notes protection in a highly leveraged or other transaction involving us that may adversely affect holders of the Notes.

The Notes will mature on October 30, 2027 and will bear interest at an annual rate of 7.125% per year.

Interest on the Notes will accrue from October 10, 2017. We will make interest payments on the Notes quarterly on January 30, April 30, July 30 and October 30 of each year, beginning on January 30, 2018, to holders of record at the close of business on the January 15, April 15, July 15 or October 15 (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date, and on the maturity date. Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date would otherwise be a day that is not a business day, that interest payment date will be postponed to the next date that is a business day. If the maturity date of the Notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day.

The Notes will not be entitled to the benefit of any sinking fund.

The Notes will be issued only in fully registered form without coupons and in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of DTC. Except as described under “—Book-entry System; Delivery and Form,” the Notes will not be issuable in certificated form.

Ranking

The Notes will be our unsubordinated unsecured obligations and will rank equally in right of payment with all our existing and future unsubordinated unsecured indebtedness.

The Notes will rank senior in right of payment to all of our existing and future subordinated indebtedness.

The Notes will effectively rank junior to our current and any future secured indebtedness incurred by us, to the extent of the value of the assets securing such indebtedness. Assuming we had completed this offering on June 30, 2017, after giving effect to the issuance of our Notes and the application of the estimated net proceeds of the offering, we and our subsidiaries would have had an aggregate of approximately $3.2 billion of debt outstanding (or approximately $3.2 billion if underwriters exercise their option to purchase additional Notes in full), including capital lease obligations. Of such amount, $2.7 billion was secured debt and capital lease obligations. See “Risk Factors—Risks Relating to This Offering.” Our Notes will be unsecured obligations and will be effectively subordinated to our secured debt and secured debt of our subsidiaries.”

The Notes will be obligations solely of the Company and will not be guaranteed by any of our subsidiaries. Accordingly, the Notes will effectively rank junior to all liabilities of our subsidiaries. We derive a portion of our operating income and cash flow from our investments in our subsidiaries. Claims of creditors of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the Notes. As a result, the Notes will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, other than us, of our subsidiaries. See “Risk Factors—Risks Relating to This Offering.”

Listing

We intend to apply to list the Notes on the New York Stock Exchange under the symbol “SSWA.” We expect trading in the Notes to begin within 30 days after October 10, 2017, the original issue date of the Notes.

Trading Characteristics

The Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the Notes that is not included in the trading price thereof. Any portion of the trading price of a Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Note.

Additional Amounts

All payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Republic of Marshall Islands or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company (including any successor entity) is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each paying agent) (each a “Specified Tax Jurisdiction”), will at any time be required to be made from any payments made under or with respect to the Notes, the Company will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by a holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(1) any Taxes that would not have been so imposed but for the holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement or receipt of payment in respect of the Notes);

(2) any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(3) any Taxes payable other than by deduction or withholding from payments under, or with respect to, the Notes;

(4) any Taxes imposed as a result of the failure of the holder or beneficial owner of the Notes to complete, execute and deliver to the Company any form or document to the extent applicable to such holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Company in order to enable the Company to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Company;

(5) any Taxes that would not have been so imposed but for the beneficiary of the payment having presented a note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30-day period);

(6) any Taxes imposed on or with respect to any payment by the Company to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such note;

(7) any Taxes that are required to be deducted or withheld on a payment pursuant to European Council Directive 2003/48/EC or any law implementing, or introduced in order to conform to, such directive; or

(8) any combination of items (1) through (7) above.

If the Company becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Company will deliver to the Trustee and paying agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company will notify the Trustee and paying agent promptly thereafter but in no event later than two business days prior to the date of payment) an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officers’ Certificate must also set forth any other information necessary to enable the paying agent to pay Additional Amounts to holders on the relevant payment date. The Trustee and paying agent will be entitled to rely solely on such Officers’ Certificate as conclusive proof that such payments are necessary. The Company will provide the Trustee and paying agent with documentation reasonably satisfactory to the Trustee and paying agent evidencing the payment of Additional Amounts.

The Company will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Company will provide the Trustee and paying agent with an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee and paying agent evidencing the payment of the Taxes so withheld or deducted. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and paying agent to the holders of the Notes.

Whenever in the Indenture there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes, such reference will be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company will indemnify a holder, within 10 business days after written demand therefor, for the full amount of any Taxes paid by such holder to a governmental authority of a Specified Tax Jurisdiction, on or with respect to any payment by on or account of any obligation of the Company to withhold or deduct an amount on account of Taxes for which the Company would have been obliged to pay Additional Amounts hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Company by a holder will be conclusive absent manifest error.

The Company will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, and the Company will indemnify the holders for any such taxes paid by such holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to the Company is organized or any political subdivision or authority or agency thereof or therein.

Optional Redemption for Changes in Withholding Taxes

The Company may redeem the Notes, at its option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ notice (which notice will be irrevocable), at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest (if any) to, but not including, the applicable redemption date and all Additional Amounts (if any) then due and which will become due on the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof), in the event that the Company determines in good faith that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts and such obligation cannot be avoided by taking reasonable measures available to the Company (including making payment through a paying agent located in another jurisdiction), as a result of:

(1) a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the date of the Indenture; or

(2) any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the Indenture.

Notwithstanding the foregoing, no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts if a payment in respect of the Notes were then due. Before the Company publishes, mails or delivers notice of redemption of the Notes as described above, the Company will deliver to the Trustee and paying agent (a) an Officers’ Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred and (b) an opinion of independent legal counsel of recognized standing satisfactory to the Trustee and paying agent that the Company has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (1) or (2) of the preceding paragraph.

The Trustee and paying agent will accept and will be entitled to conclusively rely upon the Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the holders.

Optional Redemption

In addition to the above, the Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after October 10, 2020, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the redemption date.

If fewer than all of the Notes are to be redeemed, the particular Notes to be redeemed shall be selected: (i) by lot or such other similar method in accordance with applicable procedures of the depositary (if the Notes are global notes), or (ii) if there are no such requirements of the depositary, on a pro rata basis and in compliance with any applicable stock exchange rules.

Notice of redemption shall be irrevocable and on the redemption date, the Notes subject to redemption shall become due and payable at the redemption price, and from and after such date (unless the Company shall default in the payment of the redemption price and accrued interest) such Notes shall cease to bear interest.

In addition to the foregoing, we or our affiliates may also purchase Notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Notes that we or they purchase may, at our discretion, be held, resold or canceled.

Certain Covenants

The Indenture includes the following restrictive covenants. Certain defined terms relevant to the covenants are set forth under “—Certain Definitions and Interpretations” below.

(a) Limitation on Borrowings. The Company shall not permit Total Borrowings to equal or exceed 75% of Total Assets.

(b) Limitation on Minimum Net Worth. The Company shall ensure that Net Worth always exceeds four hundred and fifty million dollars (US$450,000,000).

(c) Reports. During the period that any Cross Default (as defined under “—Certain Definitions and Interpretations”) exists, at the request of any holder of the Notes, the Company shall provide, to the extent that it is not prevented or restricted from doing so by the provisions of any relevant Credit Facility, to such holder any report or other information that is provided to any lender or other financier under the Credit Facility giving rise to the Cross Default. As a condition to the receipt of such report or other information, such holder must agree not to disclose such report or information to any third party or to purchase or sell any of the Company’s securities on the basis of any material, nonpublic information included in such report or other information.

(d) Restricted Payments. The Company will not, nor will the Company permit any of its subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except (a) the Company may make Restricted Payments payable solely in equity interests issued by the Company and not in cash, (b) a subsidiary of the Company may make Restricted Payments in cash to the Company or another subsidiary of the Company and in each case to other owners of the equity of such subsidiary on a pro rata basis and (c) the Company may make any other Restricted Payments in cash in accordance with applicable law so long as after giving effect thereto no default has occurred and is continuing and no default will result therefrom.

(e) Line of Business. The primary business of the Company and its subsidiaries, taken as a whole, shall be the direct or indirect ownership, management, operation, leasing or chartering of container vessels and containers and any business incidental thereto.

(f) Fundamental Changes. The Company will not, nor will the Company permit any of its subsidiaries (other than an Immaterial Subsidiary) to, merge into or consolidate with any other person, or permit any other person to merge into or consolidate with the Company or its subsidiaries, or sell, transfer, lease (other than leases and charters in the ordinary course of business) or otherwise dispose of (in one transaction or in a series of transactions) all or any substantial part of the assets of the Company, or all or any substantial part of the stock of any of its subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no default shall have occurred and be continuing:

(i)	any subsidiary may merge into the Company in a transaction in which the Company is the surviving corporation;

(ii)	any subsidiary may merge into any other subsidiary in a transaction in which the consolidated ownership interest percentage in the surviving subsidiary is no less than the consolidated ownership interest percentage in either predecessor entity;

(iii)	any subsidiary may sell, transfer, lease or otherwise dispose of its assets to the Company or to another subsidiary;

(iv)	any subsidiary may liquidate or dissolve if the Company determines in good faith that such liquidation or dissolution is in the Company’s best interests and is not materially disadvantageous to the holders of the Notes;

(v)	the Company and any subsidiary may sell, transfer or otherwise dispose of any of the Company’s or its subsidiaries’ assets (in the ordinary course of business or otherwise) in any transaction or series of transactions so long as (A) the aggregate market value of all assets so sold, transferred, leased or otherwise disposed of under this clause (v) during any fiscal year does not exceed 25% of the aggregate market value of all of the Company’s and the Company’s subsidiaries’ assets on the last day of the immediately preceding fiscal year and (B) the Company receives, or the relevant subsidiary receives, consideration at the time of such sale, transfer, lease or other disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such sale, transfer, lease or other disposition;

(vi)	the Company and any subsidiary may enter into any sale, transfer or disposition that is followed by the leasing back of the asset sold, transferred or disposed of; and

(vii)	so long as no default or Change of Control would result therefrom, the Company and any subsidiary may acquire the assets or interests of any person by way of merger or consolidation, so long as, after taking into account such acquisition, container vessels and any assets used in any business incidental thereto (which may include the ownership, management and leasing of containers) constitute at least 51% the Company’s consolidated total assets.

Compliance with the foregoing covenants is measured on the last day of each of our fiscal quarters, commencing December 31, 2017. Within 60 days after the end of the first three fiscal quarters each fiscal year and within 120 days after the end of each fiscal year, the Company is required to deliver to the Trustee an officer’s certificate confirming compliance with each of the covenants described above. Each such certificate will be made available to the holders of the Notes upon request to the Trustee. The Company shall mail, within 10 Business Days of the discovery thereof, to all holders of the Notes and Trustee, notice of any default in compliance with the covenants described above.

Certain Definitions and Interpretations

For purposes of the foregoing provisions, the following definitions shall apply:

“Cash and Cash Equivalents” means, as of a given date, the Company’s cash and cash equivalents as determined in accordance with U.S. GAAP.

“Credit Facility” means, with respect to Seaspan Corporation or any subsidiary, any debt or commercial paper facilities with banks or other lenders providing for revolving credit or term loans or any agreement treated as a finance or capital lease in accordance with U.S. GAAP.

“Cross Default” means, a default by the Company under any Credit Facility if such default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on outstanding indebtedness under such Credit Facility (other than non-recourse indebtedness of any subsidiary) prior to the expiration of the grace period for payment of such indebtedness set forth in such Credit Facility (“payment default”); or

(b) results in the acceleration of such indebtedness prior to its maturity;

and in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25 million or more.

“Immaterial Subsidiary” means any subsidiary of Seaspan Corporation that is not a Significant Subsidiary.

“Intangible Assets” means, in respect of Seaspan Corporation as of a given date, the intangible assets of Seaspan Corporation of the types, if any, presented in Seaspan Corporation’s consolidated balance sheet.

“Net Worth” means, as of a given date, the result of, without duplication:

(a) Total Assets, less

(b) Intangible Assets, less

(c) Total Borrowings (without giving effect to any fair value adjustments pursuant to FASB’s Accounting Standards Codification 820).

“Non-Recourse Liabilities” means, in respect of Seaspan Corporation or any subsidiary thereof as of a given date, the non-recourse liabilities as described in subparts (a)-(h) of the definition of Total Borrowings which neither Seaspan Corporation nor any other subsidiary thereof provides any credit support of any kind to or is directly or indirectly liable as a guarantor or otherwise, other than a pledge of the equity interests in the Non-Recourse Subsidiary.

“Non-Recourse Subsidiary” means any subsidiary of Seaspan Corporation that has only Non-Recourse Liabilities.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of or other ownership interests in the Company or any subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of or other ownership interests in the Company or any subsidiary or any option, warrant or other right to acquire any such shares of capital stock of or other ownership interests in the Company or any subsidiary.

“Significant Subsidiary” means the “significant subsidiaries” or any “significant subsidiary” of Seaspan Corporation, as defined in Rule 1-02(w) of Regulation S-X under the Securities Act.

“Total Assets” means, in respect of Seaspan Corporation on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a) all of the assets of Seaspan Corporation of the types presented on its consolidated balance sheet; less

(b) Cash and Cash Equivalents; less

(c) Non-Recourse Liabilities; and less

(d) assets under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Seaspan Corporation is required to record on its books under U.S. GAAP even though Seaspan Corporation is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of Seaspan Corporation on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a) the outstanding principal amount of any moneys borrowed; plus

(b) the outstanding principal amount of any acceptance under any acceptance credit; plus

(c) the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d) the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e) the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f) the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g) any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus

(h) the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by Seaspan Corporation to the extent that such guaranteed indebtedness is determined and given a value in respect of Seaspan Corporation on a consolidated basis in accordance with US GAAP; less

(i) Cash and Cash Equivalents; less

(j) Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(a) indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(b) indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Seaspan Corporation is required to record on its books under U.S. GAAP even though Seaspan Corporation is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

For purposes of the foregoing provisions and definitions, any accounting term, phrase, calculation, determination or treatment used, required or referred to in this Certain Covenants section is to be construed in accordance with U.S. GAAP in effect as of December 31, 2016.

Change of Control Permits Holders to Require Us to Purchase Notes

If a Change of Control (as defined below) occurs at any time, you will have the right, at your option, to require us to purchase for cash any or all of your Notes, or any portion of the principal amount thereof, that is equal to $25 or multiple of $25. The price we are required to pay (the “Change of Control Purchase Price”) is equal to 101% of the principal amount of the Notes to be purchased plus accrued and unpaid interest to but excluding the Change of Control Purchase Date (unless the Change of Control Purchase Date is after a record date and on or prior to the interest payment date to which such record date relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date and the Change of Control Purchase Price will be equal to 101% of the principal amount of the Notes to be purchased). The “Change of Control Purchase Date” will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our Change of Control notice as described below. Any Notes purchased by us will be paid for in cash. A “Change of Control” will be deemed to have occurred at the time after the Notes are originally issued if

(1)	any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “Beneficial Owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such Person shall be deemed to have “Beneficial Ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2)

the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (i) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (ii) a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction; or

(3)	“Continuing Directors” (as defined below) cease to constitute at least a majority of our board of directors.

“Continuing Director” means a director who either was a member of our board of directors on the issue date of the Notes or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

“Permitted Holders” means any of (a) Kyle Washington, Kevin Washington, Gerry Wang, Dennis Washington or any of their estates, spouses, and/or descendants; (b) any trust for the benefit of the persons listed in (a) above; or (c) an affiliate of any of the persons listed in (a) or (b) above.

On or before the 20th day after the occurrence of a Change of Control, we will provide to all holders of the Notes and the Trustee and paying agent a notice of the occurrence of the Change of Control and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Change of Control;

•	the date of the Change of Control;

•	the last date on which a holder may exercise the repurchase right;

•	the Change of Control Purchase Price;

•	the Change of Control Purchase Date;

•	the name and address of the paying agent; and

•	the procedures that holders must follow to require us to purchase their Notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the Change of Control purchase right, you must deliver, on or before the business day immediately preceding the Change of Control Purchase Date, the Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Change of Control Purchase Notice” on the reverse side of the Notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your Notes to be delivered for purchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of Notes to be purchased, which must be $25 or a multiple thereof; and

•	that the Notes are to be purchased by us pursuant to the applicable provisions of the Notes and the Indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the Change of Control Purchase Date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate numbers of the withdrawn Notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the Notes on the Change of Control Purchase Date. You will receive payment of the Change of Control Purchase Price on the later of the Change of Control Purchase Date or the time of book-entry transfer or the delivery of the Notes. If the paying agent holds money or securities sufficient to pay the Change of Control Purchase Price of the Notes on the Change of Control Purchase Date, then:

•	the Notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the Notes is made or whether or not the Notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Change of Control Purchase Price).

In connection with any purchase offer pursuant to a Change of Control purchase notice, we will, if required, comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No Notes may be purchased at the option of holders upon a Change of Control if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

•	The purchase rights of the holders could discourage a potential acquirer of us. The Change of Control purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term Change of Control is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the Notes upon a Change of Control may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of Change of Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the Notes to require us to purchase its Notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Change of Control were to occur, we may not have enough funds to pay the Change of Control Purchase Price. Our ability to repurchase the Notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors—Risks Related to This Offering—We may not have the ability to raise the funds necessary to purchase our Notes as required upon a change of control, and our credit facilities and lease arrangements for existing and future indebtedness or obligations may contain limitations on our ability to purchase our Notes.” If we fail to purchase the Notes when required following a Change of Control, we will be in default under the Indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, any other person or sell, assign, convey, transfer, lease our properties and assets as an entirety or substantially as an entirety to any person, unless:

•	the successor person is a corporation organized and existing under the laws of the Marshall Islands, the United States, any state of the United States or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the Notes and the Indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the Indenture are met.

Upon any consolidation, merger, sale, assignment, conveyance, transfer or lease of the properties and assets of the Company in accordance with the foregoing provisions, the successor person formed by such consolidation or into which we are merged or to which such sale, assignment, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture; and thereafter, except in the case of a lease, the Company shall be released from all obligations and covenants under this Indenture and the Notes.

Events of Default

The Notes are subject to the following events of default:

(1)	failure to pay principal of or any premium when due;

(2)	failure to pay any interest when due, continued for 30 days;

(3)	failure to perform or comply with the provisions of the Indenture relating to mergers and similar events;

(4)	failure to provide notice of a Change of Control or to repurchase Notes tendered for repurchase following the occurrence of a Change of Control in conformity with the covenant set forth under the caption “—Change of Control Permits Holders to Require Us to Purchase Notes;”

(5)	failure to perform any of our other covenants in the Indenture, continued for 60 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture;

(6)	any debt of ourself is not paid upon the demand of its holders and within any applicable grace period or is accelerated by its holders because of a default and, in each case, the total amount of such debt unpaid or accelerated exceeds $25.0 million;

(7)	any judgment or decree for the payment of money in excess of $25.0 million is entered against us and remains outstanding for a period of 90 consecutive days following entry of such judgment and is not discharged, waived or stayed; and

(8)	certain events of bankruptcy, insolvency or reorganization affecting us or any Significant Subsidiary.

If an event of default, other than an event of default described in clause (8) above, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of the Notes to be due and payable immediately. If an event of default described in clause (8) above occurs, the principal amount of the Notes and accrued and unpaid interest, if any, will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the Notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and any premium, interest or Additional Amounts which have become due as a result of such acceleration, have been cured or waived.

Notwithstanding the foregoing, if we so elect, the sole remedy under the Indenture for an event of default relating to (i) our failure to file with the Trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) the failure to comply with our annual and quarterly reporting obligations to the Trustee and the SEC, as described under “—Reports” below, will, after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the Notes at an annual rate equal to (i) 0.25% per annum of the outstanding principal amount of the Notes for each day during the 90-day period beginning on, and including, the date on which such event of default first occurs and on which such event of default is continuing; and (ii) 0.50% per annum of the outstanding principal amount of the Notes for each day during the 90-day period beginning on, and including, the 91st day following, and including the date on which such event of default first occurs and on which such event of default is continuing. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the Notes will be subject to acceleration as provided above. This additional interest will be payable in arrears on the same dates and in the same manner as regular interest on the Notes. On the 181st day after such event of default first occurs (if not waived or cured prior to such 181st day), such additional interest will cease to accrue and the Notes will be subject to acceleration as provided above. The provisions of the Indenture described in this paragraph will not affect the rights of holders of Notes in the event of the occurrence of any other events of default.

In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of Notes and the Trustee and paying agent of such election on or before the close of business on the fifth business day prior to the date on which such event of default would otherwise occur. Upon our failure to timely give such notice or pay additional interest, the Notes will be immediately subject to acceleration as provided above.

The Trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to the Indenture, applicable law and the Trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. The Indenture will provide that in the event an event of default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder.

No holder will have any right to institute any proceeding under the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy under the Indenture unless:

•	the holder has previously given the Trustee written notice of a continuing event of default;

•	the holders of not less than 25% in aggregate principal amount of the Notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the Trustee to institute such proceeding as Trustee; and

•	the Trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or interest on any Note on or after the applicable due date in accordance with the Indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding Notes may waive any default or event of default unless:

•	we fail to pay the principal of or any interest on any Note when due;

•	we fail to comply with any of the provisions of the Indenture that would require the consent of the holder of each outstanding Note affected.

The Indenture provides that within 90 days after the Trustee receives written notice of a default, the Trustee shall transmit by mail to all holders, notice of such default hereunder, unless such default shall have been cured or waived. Except in the case of a default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the best interest of the holders. In addition, we are required to deliver to the Trustee (i) within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year and whether we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and (ii) within 30 days after the occurrence thereof, written notice of any events that would constitute defaults, their status and what action we are taking or propose to take in respect thereof.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

•	the principal (including the Change of Control Purchase Price, if applicable) of;

•	accrued and unpaid interest, if any, on; and

•	Additional Amounts, if any, on

its Notes, on or after the respective due dates expressed or provided for in the Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Modification and Waiver

We and the Trustee may amend or supplement the Indenture with respect to the Notes with the consent (including consents obtained in connection with any tender offer or exchange offer) of the holders of a majority in aggregate principal amount of the outstanding Notes. In addition, the holders of a majority in aggregate principal amount of the outstanding Notes may waive our compliance in any instance with any provision of the Indenture without notice to the other holders of Notes. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding Notes affected thereby if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of or any interest on the Notes;

•	reduce the principal amount of or interest on the Notes;

•	change the currency of payment of principal of or interest on the Notes or change any Note’s place of payment;

•	impair the right of any holder to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the Notes;

•	modify the provisions with respect to the purchase rights of the holders as described above under “—Change of Control Permits Holders to Require Us to Purchase Notes” in a manner adverse to holders of Notes;

•	change the ranking of the Notes;

•	change our obligation to pay Additional Amounts on any Note; or

•	modify provisions with respect to modification, amendment or waiver (including waiver of events of default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of the Notes.

We and the Trustee may amend or supplement the Indenture or the Notes without notice to, or the consent of, the holders of the Notes to:

•	cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any holder of the Notes in any material respect;

•	provide for the assumption by a successor corporation of our obligations under the Indenture;

•	secure the Notes;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

•	make any change that does not adversely affect the rights of any holder.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indenture by delivering to the registrar for cancellation all outstanding Notes or depositing with the Trustee or delivering to the holders, as applicable, after all outstanding Notes have become due and payable, or will become due and payable at their stated maturity within one year, cash sufficient to pay and discharge the entire indebtedness all of the outstanding Notes and all other sums payable under the Indenture by us. Such discharge is subject to terms contained in the Indenture.

If we satisfy and discharge our obligations under the Indenture, the Company will be released from its obligations in the provisions described under “—Change of Control Permits Holders to Require Us to Purchase Notes.”

Defeasance

We may terminate at any time all our obligations with respect to the Notes and the Indenture, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. We may also terminate at any time our obligations with respect to the Notes under the covenants described under “—Change of Control Permits Holders to Require Us to Purchase Notes,” “—Certain Covenants” and “—Reports,” and the operation of certain events of default, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an event of default specified in clause (4), clause (5) (with respect to the covenants described under “—Certain Covenants” or “—Reports”), clause (6) or clause (7).

The legal defeasance option or the covenant defeasance option with respect to the Notes may be exercised only if:

(1)	we irrevocably deposit in trust with the Trustee cash or U.S. Government obligations or a combination thereof for the payment of principal of and interest and Additional Amounts, if any, on the Notes to maturity,

(2)	such defeasance or covenant defeasance does not constitute a default under the Indenture or any other material agreement or instrument binding us,

(3)	no default or event of default has occurred and is continuing on the date of such deposit and, with respect to defeasance only, at any time during the period ending on the 123rd day after the date of such deposit (other than, if applicable, a default or event of default with respect to the Notes resulting from the borrowing of funds to be applied to such deposits),

(4)	in the case of the legal defeasance option, we deliver to the Trustee an opinion of counsel stating that:

(a)	we have received from the IRS a letter ruling, or there has been published by the Internal Revenue Service a Revenue Ruling, or

(b)	since the date of the Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

(5)	in the case of the covenant defeasance option, we deliver to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(6)	we deliver to the Trustee an opinion of counsel to the effect that, after the 123rd day after the date of deposit, all money and U.S. Government obligations (or other property as may be provided pursuant to the terms of the Indenture) (including the proceeds thereof) deposited or caused to be deposited with the Trustee (or other qualifying trustee) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Company under any U.S. Federal or State bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company issued in connection therewith, and

(7)	we deliver to the Trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

If we defease our obligations under the Indenture, the Company will be released from its obligations in the provisions described under “Change of Control Permits Holders to Require Us to Purchase Notes.”

Transfer and Exchange

We will maintain an office in New York City where the Notes may be presented for registration of transfer or exchange. This office will initially be an office or agency of the Trustee. No service charge will be imposed by us, the Trustee or the registrar for any registration of transfer or exchange of Notes, but any tax or similar governmental charge required by law or permitted by the Indenture because a holder requests any shares to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any note surrendered for purchase except for any portion of that note not being purchased.

We reserve the right to:

•	vary or terminate the appointment of the security registrar or paying agent;

•	appoint additional paying agents; or

•	approve any change in the office through which any security registrar or any paying agent acts.

Payment and Paying Agents

Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the Indenture. In the case of certificated Notes, payments will be made in U.S. dollars at the office of the Trustee or, at our option, by check mailed to the holder’s registered address (or, if requested by a holder of more than $1,000,000 principal amount of Notes, by wire transfer to the account designated by such holder). We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

The Trustee will be designated as our paying agent for payments on the Notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the Trustee and paying agent shall pay to us upon written request any money held by them for payments on the Notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the Trustee or paying agent with respect to that money will cease.

Purchase and Cancellation

The registrar and paying agent (if other than the Trustee) will forward to the Trustee any Notes surrendered to them by holders for transfer, exchange or payment. All Notes delivered to the Trustee shall be cancelled promptly by the Trustee in the manner provided in the Indenture and may not be reissued or resold. No Notes shall be authenticated in exchange for any Notes cancelled, except as provided in the Indenture.

We may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to us), purchase Notes in the open market or by tender offer at any price or by private agreement.

Reports

So long as any Notes are outstanding, we will (i) file with the SEC within the time periods prescribed by its rules and regulations and applicable to us and (ii) furnish to the Trustee and the holders of the Notes within 15 days after the date on which we would be required to file the same with the SEC pursuant to its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), all quarterly and annual financial information to the extent required of us to be contained in Forms 20-F, 10-Q and 10-K and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if the SEC does not permit such filing, although such reports will be required to be furnished to the Trustee. Documents filed by us with the SEC via the EDGAR system will be deemed to have been furnished to the Trustee and the holders of the Notes as of the time such documents are filed via EDGAR.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost Notes at the expense of the holder upon delivery to the Trustee of the mutilated Notes, or evidence of the loss, theft or destruction of the Notes satisfactory to us and the

Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Notices

Except as otherwise described herein, notice to registered holders of the Notes will be given to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing or electronic delivery. Whenever a notice is required to be given by us, such notice may be given by the Trustee on our behalf (and we will make any notice we are required to give to holders available on our website).

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for us as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture will provide that in case an event of default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

The Bank of New York Mellon will be the Trustee under the Indenture. Initially, the Trustee will also act as the paying agent, registrar and custodian for the Notes.

Book-entry System; Delivery and Form

Global Notes

We will issue the Notes in the form of one or more global notes in definitive, fully registered, book-entry form.

The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.).

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture and under the Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered the owners or holders thereof under the Indenture or under the Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or a global note.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the Notes.

Payments on the Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the Notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the Notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively referred to herein as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the Notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the Notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated Notes to each person that DTC identifies as the beneficial owner of the Notes represented by a global note upon surrender by DTC of the global note if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default under the Indenture has occurred and is continuing, and DTC requests the issuance of certificated Notes; or

•	we determine not to have the Notes represented by a global note.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the Notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated Notes to be issued.

Description of Other Indebtedness

The following table summarizes our long-term debt and lease obligations as of June 30, 2017. In addition, our long-term debt and lease obligations are described in notes 10 and 11, respectively, within our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 6, 2017, and in notes 6 and 7, respectively within our interim consolidated financial statements in our Report on Form 6-K for the period ended June 30, 2017, filed with the SEC on August 1, 2017, which are incorporated by reference into this prospectus supplement.

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities(2)	$924.5	$1,044.5	$120.0
Term loan credit facilities	1,409.5	1,409.5	—
Senior unsecured notes	341.9	341.9	—

Total Long-Term Debt	$2,675.9	$2,795.9	$120.0

Lease Facilities
COSCO Faith—13100 TEU vessel (non-recourse to Seaspan Corporation)	71.2	71.2	—
COSCO Pride—13100 TEU vessel (non-recourse to Seaspan Corporation)	104.9	104.9	—
Leases for three 4500 TEU vessels	129.1	129.1	—
Leases for five 11000 TEU vessels(3)	180.7	420.7	240.0

Total Lease Facilities	485.9	725.9	240.0

Total Long-Term Debt and Lease Facilities(4)	$3,161.8	$3,521.8	$360.0

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation a portion of which are non-recourse to Seaspan Corporation.
(2)	Includes a $120.0 million revolving credit facility, which was undrawn as at June 30, 2017. This facility includes features providing for a further potential increase in commitments of $30.0 million, enabling a total facility size of up to $150.0 million.
(3)	Under the financing arrangements for each vessel, the financier may not advance financing for a vessel if there is a lengthy delay in delivery from the contractual delivery date.
(4)	At June 30, 2017, our operating borrowings were $2.9 billion (December 31, 2016—$3.1 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of June 30, 2017, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 64 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels. As at June 30, 2017, we had six debt free vessels and this increased to eight vessels in July 2017. If we complete the anticipated repayment of a secured credit facility with the net proceeds of this offering, security interests on certain of our applicable vessels will be released, leaving them unencumbered.

As at June 30, 2017, our revolving credit facilities, term loan credit facilities and our 2019 Notes provided for borrowings of up to approximately $2.8 billion, of which approximately $2.7 billion was outstanding and $0.1 billion was available to be drawn by us. Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.4% as of June 30, 2017. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time). Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of June 30, 2017 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2017. We may prepay all term loan credit facilities without penalty, other than breakage costs and opportunity cost, and in one case a prepayment fee, under certain circumstances.

Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel where we do not substitute another appropriate vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract. In some cases, the amount that must be prepaid would be calculated based on the loan-to-market value ratio or some other ratio that takes into account the market value of the relevant vessels.

For our debt facilities associated with the vessels previously chartered to Hanjin, we are required to enter into time charters that are suitable to the lenders. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within a required period of time of the applicable charter termination. We received termination notices for these three vessels formerly chartered to Hanjin starting on September 29, 2016. We are party to two credit facilities secured by our three 10000 TEU vessels formerly chartered to Hanjin and the related charter contracts. In December 2016, we obtained a waiver from one lender, extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. These two vessels were placed into short-term charters in March and April 2017, on current market terms, each of which could extend beyond the fourth quarter of 2017. We have determined that it is not probable that we will be able to secure acceptable replacement charters by the fourth quarter of 2017 and, as a result, we have classified the entire outstanding balance of the loan as current at June 30, 2017. In September 2017, we received a waiver from the lender which further extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated. In addition, as a condition of the waiver, we prepaid $7.7 million. In January 2017, we entered into a supplement to the secured loan agreement with the other lender, extending the grace period for securing an acceptable replacement charter for the third vessel to the fourth quarter of 2018. If an acceptable replacement charter is not secured by the fourth quarter of 2018, the loan may become due and payable.

Our 2019 Notes

Our 2019 Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our 2019 Notes in whole, but not in part, at redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the 2019 Notes), each holder of 2019 Notes will have the right to require the Company to purchase all or a portion of such holder’s 2019 Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

Our Lease Facilities

We use our lease arrangements to finance the construction and acquisition of vessels. Our lease arrangements, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of June 30, 2017, our lease arrangements provided for borrowings of approximately $725.9 million, of which approximately $485.9 million was outstanding and $240.0 million was available to be drawn by us. Under our lease agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease arrangements.

For additional information about our credit facilities and lease arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2016, which is incorporated by reference in the prospectus.

Operating Leases

We have entered into 13 vessel operating lease arrangements. Under 12 of the operating lease arrangements we may purchase the vessels for a pre-determined fair value purchase price. For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a pre-determined amount. As at June 30, 2017, we had total commitments under vessel operating leases from 2017 to 2029 of approximately $1.4 billion.

Under our operating lease arrangements, subject to payment of a specified termination sum, we may voluntarily terminate the arrangement in certain circumstances. We may also be required to terminate and pay a termination sum as specified in the agreements in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the counterparties within a required period of time).

Certain Terms under our Long-Term Debt and Lease Arrangements

We are subject to customary conditions before we may borrow under our credit facilities and lease arrangements, including, among others, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the arrangements.

Our credit facilities and lease arrangements also contain various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the vessels securing the facility.

Our credit facilities and lease arrangements also contain certain financial covenants, including, among others, that require Seaspan Corporation to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. To the extent we are unable to satisfy the requirements in our credit facilities and capital and operating lease arrangements, we may be unable to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the credit facilities and lease arrangements, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit and capital and operating lease arrangements if we experience a change of control. These events may result in financial penalties to us under our leases. We were in compliance with these covenants as at June 30, 2017. We are also subject to similar financial covenants in our 2019 Notes.

Certain United States Federal Income Tax Considerations

The following is a discussion of material United States federal income tax considerations that may be relevant to prospective holders of our Notes. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to holders of our Notes that purchase our Notes at their issue price as part of the initial offering and hold our Notes as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain holders in light of their particular circumstances, such as holders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or holders that will hold our Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Notes, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Notes should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Notes.

No ruling has been requested from the IRS regarding any matter affecting us, holders of our Notes, or our shareholders.

Except as otherwise noted, this discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax consequences of owning and disposing of our Notes.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Notes that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien; (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Stated Interest on our Notes

Stated interest on a Note (including Additional Amounts, if any) generally will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Interest paid on our Notes generally will be foreign source income and, depending on your circumstances, treated as either “passive” or “general” category income for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Disposition of Notes

Upon the sale, redemption, exchange, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in our Notes and the proceeds received on the sale, redemption, exchange, retirement or other taxable disposition (except to the extent such proceeds are attributable to accrued interest not previously included in income, which will be taxable as ordinary interest income). The proceeds you receive will include the amount of any cash and the fair market value of any other property received for our Notes. Your adjusted tax basis in our Notes generally will equal the amount you paid for our Notes. Gain or loss recognized upon a sale, redemption, exchange, retirement or other taxable disposition of our Notes (i) will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition, or short-term capital gain or loss otherwise, and (ii) generally will be treated as U.S. source gain or loss, as applicable, for U.S. foreign tax credit purposes. Certain U.S. Holders, including individuals, may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitation.

Medicare Tax on Unearned Income

Certain U.S. Holders who are individuals, estates or trusts currently are subject to a 3.8% tax on certain investment income, including interest, and gain from the disposition of our Notes. Investors should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Notes.

Information Reporting and Backup Withholding

In general, information reporting will apply to all payments of interest on, and the proceeds of the sale or other disposition (including a retirement or redemption) of, Notes held by a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation. Backup withholding may apply to these payments unless the U.S. Holder provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

U.S. Return Disclosure Requirements for Individual U.S. Holders

U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) and who hold certain specified foreign financial assets, including financial instruments issued by a foreign corporation not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Notes.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Notes (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Interest on our Notes

In general, a non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on interest (including Additional Amounts, if any) on the Notes unless the interest is effectively connected with the non-U.S.

Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the interest is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the interest in the same manner as if it were a U.S. Holder and, in the case of a non-U.S. Holder that is a corporation, may also be subject to a branch profits tax (currently imposed at a rate of 30% or a lower applicable treaty rate).

Disposition of Notes

The U.S. federal income taxation of any gain resulting from the sale, redemption, exchange, retirement or other taxable disposition by a non-U.S. Holder of our Notes generally will be the same as described above regarding interest on our Notes. However, if you are an individual present in the United States for 183 days or more during the taxable year of disposition and certain other requirements are met, you may be subject to tax at a 30% rate on gain resulting from the disposition of our Notes which may be offset by U.S. source capital losses.

U.S. Estate Tax Considerations

For purposes of U.S. federal estate tax, our Notes will be treated as situated outside the United States and will not be includible in the gross estate of a non-U.S. Holder at the time of death.

Information Reporting and Backup Withholding

Information reporting and backup withholding generally will not apply to payments of interest on Notes held by a non-U.S. Holder if such interest is paid outside the United States by a non-U.S. payor or a non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status and certain other conditions are met or otherwise establishes an exemption.

Any payment received by a non-U.S. Holder from the sale, redemption or other taxable disposition of a Note to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status and certain other conditions are met, or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to any payment of the proceeds of the sale, redemption or other taxable disposition of a Note effected outside the United States by a non-U.S. office of a broker. However, if the broker is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), information reporting will apply to the payment of the proceeds of a sale, redemption or other taxable disposition of a Note effected outside the United States unless the broker has documentary evidence in its records that the non-U.S. Holder is a non-U.S. Holder and certain other conditions are met. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against the non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Tax Considerations

Marshall Islands Tax Considerations

The following is a discussion of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a Noteholder or shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our Notes, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the Notes.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Canadian Federal Income Tax Considerations

The following is a discussion of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of the prospectus, that we believe are relevant to holders of our Notes acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty), resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). This discussion may not apply to United States limited liability companies or insurers; accordingly, such holders should consult their own tax advisors.

This discussion is based upon the current provisions of the Canada Tax Act and the regulations thereunder in force as of the date of the prospectus, all specific proposals to amend the Canada Tax Act or the regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals), the current provisions of the Canada-U.S. Treaty, and our understanding of the published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or in the administrative or assessing policies and practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on interest) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our Notes. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which our Notes pertain and, in addition, do not use or hold and are not deemed or considered to use or hold our Notes in the course of carrying on a business in Canada.

Based on the Canada Tax Act as currently enacted, we will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping,” all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping,” and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with the flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping,” we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act.

Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” in our Annual Report on Form 20-F for a further discussion, separate from this discussion, of the tax consequences of us becoming a resident of Canada.

This summary is general in nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Note holder and no representation with respect to the consequences to any particular Note holder is made. Each Note holder or prospective Note holder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each Note holder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Other Expenses of Issuance and Distribution

We estimate the expenses in connection with the issuance and distribution of our Notes, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$	*
Printing Expenses		50,000
Legal Fees and Expenses		125,000
Accountants’ Fees and Expenses		43,000
Trustee Fees and Expenses		6,500
Miscellaneous Costs		20,500

Total		$245,000

*	Previously paid.

Underwriting

RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of this offering and as the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount
RBC Capital Markets, LLC	$34,000,000
Stifel, Nicolaus & Company, Incorporated	$12,000,000
FBR Capital Markets & Co.	$8,400,000
Janney Montgomery Scott LLC	$7,200,000
Incapital LLC	$7,200,000
BB&T Capital Markets, a division of BB&T Securities, LLC	$3,000,000
Ladenburg Thalmann & Co. Inc.	$3,000,000
William Blair & Company, L.L.C.	$2,000,000
C.L. King & Associates, Inc.	$2,000,000
Maxim Group LLC	$1,200,000

Total	$80,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes (other than those covered by the underwriters’ option to purchase additional Notes described below) if they purchase any of the Notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to $12.0 million additional principal amount of Notes at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a principal amount of additional Notes approximately proportionate to that underwriter’s initial purchase commitment. Any Notes issued or sold under the option will be issued and sold on the same terms and conditions as the other Notes that are the subject of this offering.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

	Paid by Us
	No Exercise	Full Exercise(1)
Per Note	$0.7875	$0.7875
Total	$2,520,000	$2,898,000

(1)	Reflects full exercise of the underwriter’s option to purchase $12.0 million additional principal amount of the Notes.

We estimate that our total expenses for this offering will be approximately $245,000.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional Notes, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering.

•	“Covered” short sales are sales of Notes in an amount up to the principal amount of Notes represented by the underwriters’ option to purchase additional Notes.

•	“Naked” short sales are sales of Notes in an amount in excess of the principal amount of Notes represented by the underwriters’ option to purchase additional Notes.

•	Covering transactions involve purchases of Notes either pursuant to the underwriters’ option to purchase additional Notes or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase Notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase Notes in the open market or must exercise the option to purchase additional Notes. In determining the source of Notes to close the covered short position, the underwriters will consider, among other things, the price of Notes available for purchase in the open market as compared to the price at which they may purchase Notes through the underwriters’ option to purchase additional Notes.

•	Stabilizing transactions involve bids to purchase Notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Legal Matters

The validity of the Notes and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, and by Blake, Cassels & Graydon LLP, Vancouver, British Columbia. Blake, Cassels & Graydon LLP and Perkins Coie LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The consolidated financial statements of Seaspan Corporation as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, have been incorporated by reference herein and in the related registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, as incorporated by reference herein and upon the authority of such firm as experts in accounting and auditing. The audit report covering the December 31, 2016 financial statements refers to a change in the accounting for debt issuance costs.

Incorporation of Documents by Reference

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and is an important part of this prospectus supplement. Information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference into this prospectus supplement the documents listed below:

•	Reports on Form 6-K, filed with the SEC on March 6, 2017, March 15, 2017, April 10, 2017, April 28, 2017, July 31, 2017, August 1, 2017, and August 23, 2017; and

•	Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 6, 2017.

We are also incorporating by reference all subsequent Annual Reports on Form 20-F that we file with the SEC and certain Reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the base prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the base prospectus. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the base prospectus as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporate by reference to the prospectus by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

Attention: Chief Financial Officer

Where You Can Find More Information

As required by the Securities Act, we filed a registration statement relating to the securities offered by the prospectus with the SEC. The prospectus is a part of that registration statement, which includes additional information.

We file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-2736. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s web site at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We will furnish, on request, to holders of our Notes Annual Reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a foreign private issuer, we are exempt under the Securities Exchange Act of 1934, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Also, beginning on July 6, 2017, we and our insiders determined to voluntarily file insider ownership reports under Section 16(a) of the Exchange Act. We may terminate this voluntary filing at any time.

Enforceability of Civil Liabilities

We are a Marshall Islands corporation, and our principal executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in the prospectus reside outside of the United States. In addition, all of our assets and a substantial portion of the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Glossary of Shipping Terms

Annual Survey	The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast	A voyage during which the ship is not laden with cargo.

Bareboat charter	A charter of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the vessel operating expenses, including crewing, and voyage expenses of the vessel and for the management of the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers	Heavy fuel and diesel oil used to power a vessel’s engines.

Charter	The hire of a vessel for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer	The party that charters a vessel.

Charter hire	A sum of money paid to the shipowner by a charterer for the use of a ship.

Classification society	An independent organization that certifies that a vessel has been built and maintained according to the organization’s rules for that type of vessel and complies with the applicable rules and regulations of the flag state and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Dry-docking	The removal of a vessel from the water for inspection and, if needed, repair of those parts of a vessel that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a “special survey.”

Flag State	The country of a vessel’s registry.

Hire rate	The payment to the shipowner from the charterer for the use of the vessel.

Hull	Shell or body of a vessel.

IMO	International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey	The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each “special survey.”

Newbuilding	A new ship under construction or just completed.

Off-charter	The period in which a vessel is not in service under a time charter and, accordingly, we do not receive hire.

Off-hire	The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled.

Protection and indemnity insurance
Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping	The sale of a ship as scrap metal.

Ship operating expense	The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Special survey	The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.

Spot market	The market for immediate chartering of a vessel, usually for single voyages.

TEU	Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter	A charter under which the shipowner hires out a vessel for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses, while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid the hire rate, which accrues on a daily basis.

Vessel operating expenses	The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs.

Voyage expenses	Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

PROSPECTUS

$1,000,000,000

Common Shares

Preferred Shares

Convertible Preferred Shares

Debt Securities

Convertible Debt Securities

Warrants

Units

Seaspan Corporation

We may, from time to time, offer to sell in one or more offerings up to an aggregate of $1,000,000,000 of our common shares, preferred shares, convertible preferred shares, debt securities, convertible debt securities, warrants, units representing an interest in two or more other securities or any combination of the foregoing. We refer to our common shares, preferred shares, convertible preferred shares, debt securities convertible debt securities, warrants and units collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus.

This prospectus describes some of the general terms that may apply to these securities. Each time we sell securities, the specific terms of the securities to be offered, and any other information relating to a specific offering, will be set forth in an amendment to the registration statement of which this prospectus is a part, or in a supplement to this prospectus, or may be set forth in one or more documents incorporated by reference in this prospectus.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through other means, on a continuous or delayed basis. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or may be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our Class A common shares are listed on the New York Stock Exchange under the symbol “SSW.” The last reported sale price of our Class A common shares on the NYSE on April 18, 2017 was $6.58 per share. Our Series D preferred shares, Series E preferred shares, Series G preferred shares and Series H preferred shares are listed on the NYSE under the symbols “SSW PR D,” “SSW PR E,” “SSW PR G” and “SSW PR H,” respectively. The last reported sale prices of our Series D preferred shares, Series E preferred shares, Series G preferred shares and Series H preferred shares on the NYSE on April 18, 2017 were $22.80, $23.19, $22.63 and $21.84 per preferred share, respectively. Our 6.375% senior unsecured notes due 2019 are listed on the NYSE under the symbol “SSWN.” The last reported sale price of our 6.375% senior unsecured notes due 2019 on the NYSE on April 18, 2017 was $24.86 per note.

Investing in our securities involves a high degree of risk. Please read the sections entitled “Forward-Looking Information” and “Risk Factors” contained on pages 3 and 4 of this prospectus and in the applicable prospectus supplement, as well as documents which are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2017.

You should rely only on the information contained in this prospectus, any prospectus supplement or incorporated by reference herein or therein. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where an offer is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus or the date of such incorporated documents, as the case may be.

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ABOUT THIS PROSPECTUS

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars, and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

This prospectus is part of a registration statement on Form F-3 we filed with the Securities Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we may sell any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering and of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the applicable prospectus supplement. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described below under “Information Incorporated By Reference.”

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since such dates.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

ABOUT SEASPAN CORPORATION

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We operate a fleet of 88 containerships and have entered into contracts for the purchase of an additional eight newbuilding containerships which have scheduled delivery dates through 2017. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein when making a decision whether to invest in our securities.

FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. They often include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “projects,” “forecasts,” “potential,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “seek,” “should” or “will,” or the negative of those terms, or comparable terminology. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual reports on Form 20-F and any reports on Form 6-K incorporated herein by reference.

Any or all of our forward-looking statements in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein may turn out to be inaccurate. Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

Although we believe that the expectations and forecasts reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Consequently, no forward-looking statement can be guaranteed and future events and actual or suggested results may differ materially. We expressly disclaim any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our annual reports on Form 20-F and any reports on Form 6-K that we incorporate herein by reference, as well as in any prospectus supplement relating to this prospectus and other public filings with the Commission.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described in the sections entitled “Risk Factors” in any prospectus supplement and those set forth in documents incorporated by reference in this prospectus and any applicable prospectus supplement, including our Annual Report on Form 20-F for the year ended December 31, 2016, filed on March 6, 2017, and subsequent filings, as well as other information in this prospectus and any prospectus supplement, before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties known or not known to us or that we deem immaterial may also impair our business, financial condition, results of operations and prospects.

WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual and other reports with the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-2736. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

This prospectus is part of a registration statement on Form F-3 filed by us with the Commission under the U.S. Securities Act of 1933, as amended, or the Securities Act. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement (including exhibits) on Form F-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act on or after the date of this prospectus (other than information “furnished” to the Commission, unless otherwise stated) until the termination of the registration statement of which this prospectus is a part, including any such filings we may file with the Commission after the date of the initial registration statement and prior to effectiveness of the registration statement:

•	Reports on Form 6-K filed with the Commission on March 6, 2017, March 15, 2017 and April 10, 2017 (excluding Exhibit 99.1);

•	Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 6, 2017; and

•	The descriptions of our Class A common shares, our Series D preferred shares, our Series E preferred shares, our 6.375% senior unsecured notes due 2019, our Series G preferred shares and our Series H preferred shares as set forth in our registration statements on Form 8-A filed on August 2, 2005, December 13, 2012, February 13, 2014, April 7, 2014, June 16, 2016 and August 11, 2016, respectively, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

You may obtain a copy of the above mentioned filings or any subsequent filing we incorporated by reference into this prospectus or any prospectus supplement through the Commission or the Commission’s website as described above. You may also obtain copies of these documents free of charge by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our securities offered by this prospectus. Unless we specify otherwise in any prospectus supplement, we currently intend to use the net proceeds from the sale of securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make vessel acquisitions and/or for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to (a) fixed charges and (b) fixed charges and preference dividends for the periods presented:

	Year Ended December 31,
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	— (2)	2.5	2.1	4.7	2.4
Ratio of earnings to fixed charges and preference dividends(1)	— (2)	1.8	1.5	3.2	1.7
Dollar amount (in thousands) of deficiency in earnings to fixed charges	142,850	—	—	—	—
Dollar amount (in thousands) of deficiency in earnings to fixed charges and preference dividends	196,935	—	—	—	—

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges and to fixed charges and preference dividends:

•	“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and

•	“preference dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate applicable to continuing operations.

The ratios of earnings to fixed charges and to fixed charges and preference dividends are ratios that we are required to present in this prospectus and have been calculated in accordance with Commission rules and regulations. These ratios have no application to our credit and lease facilities and preferred shares and we believe they are not ratios generally used by investors to evaluate our overall operating performance.

(2)	The ratio of earnings to fixed charges or to fixed charges and preference dividends for this period was less than 1.0X.

DESCRIPTION OF CAPITAL STOCK

The following is a description of certain material terms of our articles of incorporation. For additional information, we refer you to our articles of incorporation, which are incorporated by reference into this prospectus.

Under our articles of incorporation, our authorized shares consist of 200,000,000 Class A common shares, par value $0.01 per share, 25,000,000 Class B common shares, par value $0.01 per share, 100 Class C common shares, par value $0.01 per share, and 150,000,000 shares of preferred shares, par value $0.01 per share. As of April 7, 2017, there were issued and outstanding 109,599,195 Class A common shares, no Class B common shares, no Class C common shares, no Series A preferred shares, no Series B preferred shares, no Series C preferred shares, 4,981,029 Series D preferred shares, 5,370,600 Series E preferred shares, 5,600,000 Series F preferred shares, 7,800,000 Series G preferred shares, 9,000,000 Series H preferred shares and no Series R preferred shares.

Common Stock

Our Class A common shares are our only outstanding class of common shares.

Dividends

Under our articles of incorporation, our Class A common shareholders may receive quarterly dividends. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments and our preferred shares, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The Marshall Islands Business Corporations Act generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend.

Voting

The Class A common shares each have one vote. A majority of the Class A common shares constitutes a quorum at meetings of the shareholders.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;

•	the number of shares in the series;

•	the dividend terms and conditions of the series;

•	any redemption rights of, or sinking fund for, the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into any other security of our company or any other corporation, and, if so, the terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Our outstanding series of preferred stock are described below.

Series D Preferred Shares

In December 2012, we issued 3,105,000 of our 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares. In November 2013, we issued an additional 2,000,000 Series D preferred shares. The liquidation preference of the Series D preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after January 30, 2018. The shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share. The Series D preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series E, Series F, Series G and Series H preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series E, Series F, Series G and Series H preferred shares. Upon any liquidation or dissolution of us, holders of the Series D preferred shares and pari passu preferred shares with respect to liquidation (including the Series E, Series F, Series G and Series H preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series D preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series D preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights. The Statement of Designation for the Series D preferred shares includes a restrictive covenant that we shall not permit the Net Worth to Preferred Stock Ratio (as defined therein) to be less than or equal to 1.00. For a detailed description of the Series D preferred shares, including a detailed description of the net worth covenant, please read the description of our Series D preferred shares as set forth in our registration statement on Form 8-A filed on December 13, 2012, including any subsequent amendments or reports filed for the purpose of updating such descriptions, incorporated by reference in this prospectus.

Series E Preferred Shares

In February 2014, we issued 5,400,000 of our 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares. The liquidation preference of the Series E preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after February 13, 2019. The shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share. The Series E preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series F, Series G and Series H preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series F, Series G and Series H preferred shares. Upon any liquidation or dissolution of us, holders of the Series E preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series F, Series G and Series H preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series E preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series E preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights. The Statement of Designation for the Series E preferred shares includes a restrictive covenant that we shall not permit the Net Worth to Preferred Stock Ratio (as defined therein) to be less than or equal to 1.00. For a detailed description of the Series E preferred shares, including a detailed description of the net worth covenant, please read the description of our Series E preferred shares as set forth in our registration statement on Form 8-A filed on February 13, 2014, including any subsequent amendments or reports filed for the purpose of updating such descriptions, incorporated by reference in this prospectus.

Series F Preferred Shares

In May 2016, we issued 5,600,000 of our 6.95% Series F Cumulative Convertible Perpetual Preferred Shares. The liquidation preference of the Series F preferred shares is $25.00 per share. The shares carry an initial annual dividend rate of 6.95% per $25.00 of liquidation preference per share. The Series F preferred shares are redeemable, at our option, at any time after the fifth anniversary of the initial issuance date of the shares, at a price equal to the liquidation preference per share plus any accumulated and unpaid dividends to the redemption date. If Series F preferred shares remain outstanding beyond the fifth anniversary date, the annual dividend rate will increase by 1% on such date and on each anniversary date thereafter, to a maximum of 10.5% after the ninth anniversary date. If we do not acquire all of the membership interests in Greater China Intermodal Investments LLC, or GCI, which is our investment partnership, or all or substantially all of the assets of GCI by December 31, 2017, the annual dividend rate will increase to 10.5% beginning January 1, 2018 and the shares will become redeemable at our option at any time on or after that date. The Series F preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series E, Series G and Series H preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series E, Series G and Series H preferred shares. Upon any liquidation or dissolution of us, holders of the Series F preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series E, Series G and Series H preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series F preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares.

The holders of outstanding Series F Preferred Share generally are entitled to vote together with the holders of our Class A common shares, as a single class, on all matters submitted for a vote of holders of our common shares. For purposes of these voting rights, each holder of Series F Preferred Share is entitled to one vote for each common share issuable upon conversion of such holder’s Series F preferred shares. The holders of Series F preferred shares also have rights relating to, among other things, the issuance by us of additional parity equity securities or any senior equity securities. The holders of Series F preferred shares may convert, in whole or in part, their Series F preferred shares into Class A common shares. The number of shares of our common stock to be issued upon any conversion of the Series F preferred shares will be determined by dividing (a) an amount equal to $25.00 per Series F Preferred Share plus all accumulated and unpaid dividends to the conversion date, whether or not declared, by (b) the conversion price in effect at the time of the conversion. The initial conversion price is $18.00 per Series F Preferred Share, and is subject to appropriate adjustment for common stock dividends, splits, combinations, reclassifications or similar events relating to our Class A common shares. Subject to certain exceptions, the holders of Series F preferred shares have the general right to purchase a pro rata portion of any of our Class A common shares or of any preferred stock with general voting rights that we may issue or sell. We have agreed to register with the Commission the Class A common shares issuable upon conversion of the Series F preferred shares.

Series G Preferred Shares

In June 2016, we issued 4,600,000 of our 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares and in August 2016, we issued an additional 3,200,000 of our Series G preferred shares. The liquidation preference of the Series G preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after June 16, 2021. The shares carry an annual dividend rate of 8.20% per $25.00 of liquidation preference per share. The Series G preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series E, Series F and Series H preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series G preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series E, Series F and Series H preferred shares. Upon any liquidation or dissolution of us, holders of the

Series G preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series E, Series F and Series H preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series G preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series G preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights. The Statement of Designation for the Series G preferred shares includes a restrictive covenant that we shall not permit the Net Worth to Preferred Stock Ratio (as defined therein) to be less than or equal to 1.00. For a detailed description of the Series G preferred shares, including a detailed description of the net worth covenant, please read the description of our Series G preferred shares as set forth in our registration statement on Form 8-A filed on June 16, 2016, including any subsequent amendments or reports filed for the purpose of updating such descriptions, incorporated by reference in this prospectus.

Series H Preferred Shares

In August 2016, we issued 9,000,000 of our 7.875% Series H Cumulative Redeemable Perpetual Preferred Shares. The liquidation preference of the Series H preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after August 11, 2021. The shares carry an annual dividend rate of 7.875% per $25.00 of liquidation preference per share. The Series H preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series E, Series F and Series G preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series H preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series E, Series F and Series G preferred shares. Upon any liquidation or dissolution of us, holders of the Series H preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series E, Series F and Series G preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series H preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series H preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights. The Statement of Designation for the Series H preferred shares includes a restrictive covenant that we shall not permit the Net Worth to Preferred Stock Ratio (as defined therein) to be less than or equal to 1.00. For a detailed description of the Series H preferred shares, including a detailed description of the net worth covenant, please read the description of our Series H preferred shares as set forth in our registration statement on Form 8-A filed on August 11, 2016, including any subsequent amendments or reports filed for the purpose of updating such descriptions, incorporated by reference in this prospectus.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities (any of which may be senior or subordinated and convertible or not convertible) from time to time in one or more series, under an indenture to be dated as of a date on or prior to our initial issuance of the debt securities. The following description of debt securities sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. Our senior debt securities would be issued under a senior indenture, and our subordinated debt securities would be issued under a subordinated indenture. The senior or subordinated indenture for debt securities and any convertible debt securities, forms of which are included as exhibits to the registration statement of which this prospectus is a part, will be executed at the time we issue applicable debt securities. Any supplemental indentures will be filed with the Commission on a Form 6-K or by a post-effective amendment to the registration statement of which this prospectus is a part.

All of the indentures are sometimes referred to in this prospectus collectively as the Indentures and each, individually, as an Indenture. The particular terms of the debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered debt securities, will be described in the applicable prospectus supplement. The Indentures will be qualified under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act. The terms of the debt securities will include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act.

Our statements below relating to the debt securities and the Indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Indenture and any applicable United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

The provisions of the Indentures do not limit the aggregate principal amount of debt securities which may be issued thereunder. Unless otherwise provided in a prospectus supplement and an applicable supplemental indenture, any senior debt securities will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt, and the subordinated debt securities will be our unsecured obligations, subordinated in right of payment to the prior payment in full of all of our senior indebtedness with respect to such series, as described in the applicable prospectus supplement. Any debt securities may be convertible into common shares.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to any original issue discount securities will describe United States federal income tax consequences and other special considerations applicable to them. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

In addition, the specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement and any pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of the offered debt securities;

•	the price or prices at which the offered debt securities will be issued;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the date or dates on which the principal of the offered debt securities will be payable;

•	the rate or rates (which may be fixed or variable) per year at which the offered debt securities will bear interest, if any, or the method of determining the rate or rates and the date or dates from which interest, if any, will accrue;

•	if the amount of principal, premium or interest with respect to the offered debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which these amounts will be determined;

•	the date or dates on which interest, if any, on the offered debt securities will be payable and the regular record dates for the payment thereof;

•	the place or places, if any, in addition to or instead of the corporate trust office of the trustee, where the principal, premium and interest with respect to the offered debt securities will be payable;

•	the period or periods, if any, within which, the price or prices of which, and the terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, pursuant to optional redemption provisions;

•	the terms on which we would be required to redeem or purchase the offered debt securities pursuant to any sinking fund or similar provision, and the period or periods within which, the price or prices at which and the terms and conditions on which the offered debt securities will be so redeemed and purchased in whole or in part;

•	the denominations in which the offered debt securities will be issued;

•	the form of the offered debt securities and whether the offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	the portion of the principal amount of the offered debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount;

•	if other than U.S. dollars, the currency or currencies in which the offered debt securities will be denominated and payable, and the holders’ rights, if any, to elect payment in a foreign currency or a foreign currency unit other than that in which the offered debt securities are otherwise payable;

•	whether the offered debt securities will be issued with guarantees and, if so, the terms of any guarantee of the payment of principal and interest with respect to the offered debt securities;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the applicable Indenture;

•	the consequences of any failure to pay principal, interest, or, if applicable, any sinking or amortization installment;

•	whether the offered debt securities will be convertible or exchangeable into common shares, and if so, the terms and conditions upon which the offered debt securities will be convertible or exchangeable;

•	whether the offered debt securities will be senior or subordinated debt securities, and if subordinated the aggregate amount of outstanding indebtedness that is senior to the subordinated debt and any limitations on the issuance of additional senior indebtedness, if any;

•	whether the applicable Indenture will include provisions restricting the declaration of dividends or requiring the creation or maintenance of any reserves or of any ratio of assets;

•	any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the offered debt securities; and

•	any other specific terms of the offered debt securities.

Consolidation, Merger and Sale of Assets

The terms of the Indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part provide that we may not consolidate with or merge with or into, any other person or sell, assign, convey, transfer, lease our properties and assets as an entirety or substantially as an entirety to any person, unless:

•	the successor person is a corporation organized and existing under the laws of the Marshall Islands, the United States, any state of the United States or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the debt securities and the applicable Indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the applicable Indenture are met.

Upon any consolidation, merger, sale, assignment, conveyance, transfer or lease of the properties and assets of the Company in accordance with the foregoing provisions, the successor person formed by such consolidation or into which we are merged or to which such sale, assignment, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the applicable Indenture; and thereafter, except in the case of a lease, the Company shall be released from all obligations and covenants under the applicable Indenture and the debt securities.

Events of Default

The terms of the Indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part provide that the debt securities are subject to the following events of default:

(1)	failure to pay principal of or any premium when due;

(2)	failure to pay any interest when due, continued for 30 days;

(3)	failure to perform any of our other covenants in the applicable Indenture, continued for 60 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities, as provided in the applicable Indenture;

(4)	any debt of the Company is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such debt unpaid or accelerated exceeds $50.0 million;

(5)	any judgment or decree for the payment of money in excess of $50.0 million is entered against us and remains outstanding for a period of 90 consecutive days following entry of such judgment and is not discharged, waived or stayed; and

(6)	certain events of bankruptcy, insolvency or reorganization affecting us.

If an event of default, other than an event of default described in clause (6) above, occurs and is continuing, either the trustee under the applicable Indenture or the holders of at least 25% in aggregate principal amount of the outstanding debt securities may declare the principal amount of the debt securities to be due and payable immediately. If an event of default described in clause (6) above occurs, the principal amount of the debt securities and accrued and unpaid interest, if any, will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the debt securities may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and any premium, interest or any additional amounts, or Additional Amounts, which are required under the applicable Indenture or the debt securities to be paid by the Company, in each case which have become due as a result of such acceleration, have been cured or waived.

Notwithstanding the foregoing, if we so elect by notice to all holders of record of debt securities and the trustee and paying agent of such election on or before the close of business on the fifth business day prior to the date on which an event of default described below would otherwise occur, the sole remedy under the each Indenture for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or (ii) the failure to comply with our annual and quarterly reporting obligations to the trustee and the Commission will, after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the debt securities at an annual rate equal to (i) 0.25% per annum of the outstanding principal amount of the debt securities for each day during the 90-day period beginning on, and including, the date on which such event of default first occurs and on which such event of default is continuing; and (ii) 0.50% per annum of the outstanding principal amount of the debt securities for each day during the 90-day period beginning on, and including, the 91st day following the date on which such event of default first occurs and on which such event of default is continuing. This additional interest will be payable in arrears on the same dates and in the same manner as regular interest on the debt securities. On the 181st day after such event of default first occurs (if not waived or cured prior to such 181st day), such additional interest will cease to accrue and the debt securities will be subject to acceleration as provided above. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the debt securities will be subject to acceleration as provided above. The provisions of the Indentures described in this paragraph will not affect the rights of holders of debt securities in the event of the occurrence of any other events of default.

The trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to the applicable Indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities. In the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the applicable Indenture or that the trustee determines is unduly prejudicial to the rights of any other holder.

No holder will have any right to institute any proceeding under the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the applicable Indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee;

•	such holder has offered to the trustee such indemnity as is reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the debt securities then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of, interest on and any Additional Amounts with respect any debt security on or after the applicable due date in accordance with the applicable Indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding debt securities may waive any default or event of default unless:

•	we fail to pay the principal of, any interest on or any Additional Amounts with respect to any debt security when due; or

•	we fail to comply with any of the provisions of the applicable Indenture that would require the consent of the holder of each outstanding debt security affected.

The Indentures provide that within 90 days after the trustee receives written notice of a default, the trustee shall transmit by mail to all holders, notice of such default hereunder, unless such default shall have been cured or waived. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as the trustee in good faith determines that withholding notice is in the best interest of the holders. In addition, we are required to deliver to the trustee (i) within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year and whether we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and (ii) within 30 days after the occurrence thereof, written notice of any events that would constitute defaults, their status and what action we are taking or propose to take in respect thereof.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

•	the principal of;

•	Any premium and accrued and unpaid interest, if any, on; and

•	Additional Amounts, if any, on

its debt securities, on or after the respective due dates expressed or provided for in the applicable Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Modification and Waiver

We and the trustee may amend or supplement the Indentures with respect to the debt securities with the consent (including consents obtained in connection with any tender offer or exchange offer) of the holders of a majority in aggregate principal amount of the outstanding debt securities. In addition, the holders of a majority in aggregate principal amount of the outstanding debt securities may waive our compliance in any instance with any provision of the applicable Indenture without notice to the other holders of debt securities. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding debt securities affected thereby if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or any premium or installment of interest on or any Additional Amounts with respect to the debt securities;

•	reduce the principal amount of or interest on the debt securities or any Additional Amounts with respect thereto;

•	change the currency of payment of principal of, any premium or interest on or any Additional Amounts with respect to the debt securities or change any debt security’s place of payment;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture or waiver, provided for in the applicable Indenture, or reduce the requirements for quorum or voting;

•	impair the right of any holder to receive payment of principal of and interest on such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the debt securities;

•	impair the right to convert or exchange any debt security into or for securities of the Company or other securities, cash or property in accordance with the debt security’s terms;

•	change the ranking of the debt securities;

•	change our obligation to pay Additional Amounts on any debt security; or

•	modify provisions with respect to modification, amendment or waiver (including waiver of events of default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of the debt securities.

We and the trustee may amend or supplement the Indentures or the debt securities without notice to, or the consent of, the holders of the debt securities to, among other things:

•	cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any holder of the debt securities in any material respect;

•	provide for the assumption by a successor corporation of our obligations under an Indenture;

•	secure the debt securities;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

•	make any change that does not adversely affect the rights of any holder.

The consent of the holders is not necessary under the Indentures to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under an Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indentures by delivering to the trustee for cancellation all outstanding debt securities or depositing with the trustee or delivering to the holders, as applicable, after all outstanding debt securities have become due and payable, or will become due and payable at their stated maturity within one year, cash sufficient to pay and discharge the entire indebtedness all of the outstanding debt securities and all other sums payable under the applicable Indenture by us. Such discharge is subject to terms contained in the applicable Indenture.

Defeasance

We may terminate at any time all our obligations with respect to the debt securities and the Indentures, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. We may also terminate at any time certain of our covenants with respect to the debt securities, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the debt securities, payment of the debt securities may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the debt securities, payment of the debt securities may not be accelerated because of an event of default specified in clause (3) in “—Events of Default” above.

The legal defeasance option or the covenant defeasance option with respect to the debt securities may be exercised only if:

(1)	we irrevocably deposit in trust with the trustee cash or U.S. government obligations or a combination thereof for the payment of principal of (and premium, if any) and interest and Additional Amounts, if any, on the debt securities to maturity,

(2)	such legal defeasance or covenant defeasance does not constitute a default under the applicable Indenture or any other material agreement or instrument binding us,

(3)	no default or event of default has occurred and is continuing on the date of such deposit and, with respect to legal defeasance only, at any time during the period ending on the 123rd day after the date of such deposit (other than, if applicable, a default or event of default with respect to the debt securities resulting from the borrowing of funds to be applied to such deposits),

(4)	in the case of the legal defeasance option, we deliver to the trustee an opinion of counsel stating that we have received from the Internal Revenue Service, or the IRS, a letter ruling, or there has been published by the IRS a Revenue Ruling, or since the date of the applicable Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such legal defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred,

(5)	in the case of the covenant defeasance option, we deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(6)	we deliver to the trustee an opinion of counsel to the effect that, after the 123rd day after the date of deposit, all money and U.S. government obligations (or other property as may be provided pursuant to the terms of the applicable Indenture) (including the proceeds thereof) deposited or caused to be deposited with the trustee (or other qualifying trustee) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Company under any U.S. federal or state bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company issued in connection therewith, and

(7)	we deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the debt securities have been complied with as required by the applicable Indenture.

Transfer and Exchange

We will maintain an office in New York City where the debt securities may be presented for registration of transfer or exchange. This office will initially be an office or agency of the trustee. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of debt securities, but any tax or similar governmental charge required by law or permitted by the applicable Indenture because a holder requests any shares to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any note surrendered for purchase except for any portion of that note not being purchased.

We reserve the right to:

•	vary or terminate the appointment of the security registrar or paying agent;

•	appoint additional paying agents; or

•	approve any change in the office through which any security registrar or any paying agent acts.

Payment and Paying Agents

Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company, or DTC, or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the applicable Indenture. In the case of certificated debt securities, payments will be made in U.S. dollars at the office of the trustee or, at our option, by check mailed to the holder’s registered address. We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

We may at any time designate a paying agent or additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Governing Law

The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

Concerning the Trustee

We will enter into the Indentures with a trustee identified in the relevant prospectus supplement that is also qualified to act under the Trust Indenture Act and with any other trustee chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We may maintain a banking relationship in the ordinary course of business with our trustee and one or more of its affiliates.

The trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for us as if it were not the trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common shares, preferred shares or other securities. Warrants may be issued independently or together with debt securities, common shares, preferred shares or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The summary of the terms of the warrants contained in this prospectus is not complete and is subject to, and is qualified in its entirety to, all provisions of the applicable warrant agreement. Reference is made to the prospectus supplement relating to the particular issue of warrants offered pursuant to such prospectus supplement for the terms of and information relating to such warrants, including, where applicable:

•	the specific designation and aggregate number of, and the offering price at which we will issue, the warrants;

•	the currency in which the offering price, if any, and the exercise price are payable;

•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if the warrants may not be continuously exercised throughout that period, the specific date or dates on which the warrants may be exercised;

•	whether the warrants are to be sold separately or with other securities;

•	whether the warrants will be issued in definitive or global form or in any combination of these forms;

•	any applicable material Marshall Islands and U.S. federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•	the designation and terms of any equity securities purchasable upon exercise of the warrants;

•	the designation, aggregate principal amount, currency and terms of any debt securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the debt securities, preferred stock or common stock with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which any warrants issued with other securities and the related debt securities, common shares or preferred shares will be separately transferable;

•	the number of common shares or preferred shares purchasable upon exercise of a warrant and the price at which those shares may be purchased;

•	if applicable, the nature and number of securities of third parties or other rights, if any, to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of the warrants;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the antidilution provisions of, and other provisions for changes to or adjustment in the exercise price of or securities issuable upon exercise of, the warrants, if any;

•	any redemption or call provisions; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange or exercise of the warrants.

DESCRIPTION OF UNITS

We may issue units comprised of two or more of debt securities, common shares, preferred shares, warrants and other securities in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. Each unit will be issued under a separate unit agreement to be entered into between us and, at our discretion, a bank or trust company, as unit agent, all as will be set forth in the prospectus supplement relating to the particular issue of units. The unit agent, if any, will act solely as our agent in connection with the units and will not assume any obligation or relationship of agency or trust for or with any holders of units or beneficial owners of units. The summary of the terms of the units contained in this prospectus is not complete and is subject to, and is qualified in its entirety to, all provisions of the applicable unit agreement. Reference is made to the prospectus supplement relating to the particular issue of units offered pursuant to such prospectus supplement for the terms of and information relating to such units, including, where applicable:

•	the specific designation and terms of the units and of the securities comprising the units, and the number of such securities comprising each unit;

•	the price or prices at which such units will be issued and the currency in which such price or prices are payable;

•	whether the units are to be sold separately or with other securities;

•	whether the units will be issued in definitive or global form or in any combination of these forms;

•	any applicable material Marshall Islands and U.S. federal income tax consequences;

•	the identity of the units agent for the units and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the units or any securities comprising the units on any securities exchange;

•	the designation and terms of any equity securities or warrants included in the units;

•	the designation, aggregate principal amount, currency and terms of any debt securities included in the units;

•	if applicable, the date from and after which any units and the securities comprising the units will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any additional terms of the units or of the securities comprising the units, including terms, procedures and limitations for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material United States federal income tax considerations that may be relevant to prospective holders of our shares, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this Post-Effective Amendment, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that will hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinion and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our shares that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien, or a U.S. Individual Holder; (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares will be treated as foreign source income and generally will be treated as “passive category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate, or a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share that is equal to or in excess of 10% of a common shareholder’s, or 5% of a preferred shareholder’s, adjusted tax basis (or fair market value upon the shareholder’s election) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our shares generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We were treated as a CFC in 2016, and we believe that we will be treated as a CFC in 2017. It is unclear whether we would be treated as a CFC in future years.

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. In addition, CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements, but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. U.S. persons who may obtain a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder. The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change if we are a CFC.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, including:

•	all time charters we have entered into are similar in all material respects to those we have provided to Perkins Coie LLP;

•	the income from our chartering activities with CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will be greater than 25% of our total gross income at all relevant times;

•	the gross value of our vessels chartered to CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will exceed the gross value of all other assets we own at all relevant times;

•	the estimated useful life of each of our vessels subject to a time charter will be 30 years from the date of delivery under the charter; and

•	the total payments due to us under the charters are substantially in excess of the bareboat charter rate for comparable vessels in effect at the time the time charters were executed.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election, would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our publicly traded shares are treated as “marketable stock,” then a U.S. Holder of our publicly traded shares would be allowed to make a “mark-to-market” election with respect to such shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of such shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in such shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of such shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of such shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares) and (b) any gain realized on the sale, exchange or other disposition of our shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our shares;

•	the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which (a) a U.S. Holder owns shares, (b) we are a PFIC and (c) the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our shares. In addition, if a U.S. Individual Holder is an individual who dies while owning our shares, such U.S. Individual Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirement, as well as the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Medicare Tax on Unearned Income

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our shares.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a U.S. trade or business and the disposition of shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Canadian Federal Income Tax Considerations

The following discussion is the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada), or the Canada Tax Act, as of the date of this prospectus, that we believe are relevant to prospective shareholders who may purchase our shares who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980, or the Canada-U.S. Treaty, resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us, or U.S. Resident Holders. This disclosure may not apply to United States limited liability companies; accordingly, such holders should consult their own tax advisors. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding or disposition of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. Based on the Canada Tax Act as currently enacted, we will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping,” all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping,” and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping,” we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares. Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” in our Annual Report on Form 20-F for the year ended December 31, 2016 for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

PLAN OF DISTRIBUTION

We may sell our common shares, preferred shares, convertible preferred shares, debt securities, convertible debt securities, warrants, units and any combination of the foregoing from time to time on a continuous or delayed basis (a) to or through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or other persons or entities, (d) through a combination of these methods or (e) through other means.

We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of securities by underwriters, brokers or dealers;

•	sell securities short and deliver the securities to close out short positions;

•	enter into option or other types of transactions that require us to deliver securities to an underwriter, broker or dealer, who will then resell or transfer the securities under this prospectus; or

•	loan or pledge securities to an underwriter, broker or dealer, who may sell the securities or, in the event of default, sell the pledged securities.

If underwriters are used to sell securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that connection, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act.

The applicable prospectus supplement relating to securities will set forth, among other things:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from such sale;

•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange:

•	at a fixed price or prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

Securities may be sold directly by us from time to time, at prevailing market prices or otherwise. Securities may also be sold through agents designated by us from time to time, at prevailing market prices or otherwise. Any agent involved in the offer or sale of securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement.

Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of the securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the applicable prospectus supplement.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the Commission registration fee.

Commission Registration Fee		$115,900	**
Printing Expenses		*
Legal Fees and Expenses		*
Accountants’ Fees and Expenses		*
NYSE Listing Fee		*
FINRA Filing Fee		*
Blue Sky Fees and Expenses		*
Transfer Agent’s Fees and Expenses		*
Miscellaneous Costs		*

Total	$	*

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.
**	Previously paid.

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, the validity of the equity securities and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel to Marshall Islands law, Dennis J. Reeder, Reeder & Simpson, P.C. Unless otherwise stated in any applicable prospectus supplement, the legality of the debt securities and certain other legal matters will be passed upon for us by Perkins Coie LLP and by Blake, Cassels & Graydon LLP. Perkins Coie LLP and Blake, Cassels & Graydon LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine to certain legal matters.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2016 and 2015 and for each of the three years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financing reporting as of December 31, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2016 financial statements refers to a change in the accounting for debt issuance costs.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our principal executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

$80,000,000

Seaspan Corporation

7.125% Notes due 2027

Prospectus Supplement

Joint Book-Running Managers

RBC Capital Markets	Stifel

Joint Lead Managers

FBR	Janney Montgomery Scott	Incapital

a B. Riley Financial Company

Co-Managers

BB&T Capital Markets	Ladenburg Thalmann	William Blair	C.L. King & Associates	Maxim Group LLC

October 2, 2017